   As filed with the Securities and Exchange Commission on February 28, 1994.

                                                    Registration No. 33-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               __________________
                                 USG CORPORATION
             (Exact name of registrant as specified in its charter)

        DELAWARE                      3275                     36-3329400
     (State or other      (Primary Standard Industrial      (I.R.S. Employer
     jurisdiction of       Classification Code Number)     Identification No.)
    incorporation or
      organization)


                            125 SOUTH FRANKLIN STREET
                          CHICAGO, ILLINOIS 60606-4678
                                 (312) 606-4000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ___________________

                             ARTHUR G. LEISTEN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            125 SOUTH FRANKLIN STREET
                          CHICAGO, ILLINOIS 60606-4678
                                 (312) 606-4000
            (Name, address and telephone number of agent for service)

                                ________________
                                   Copies to:
                            FRANCIS J. GERLITS, P.C.
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                             CHICAGO, ILLINOIS 60601
                                ________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:


             AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE
                         OF THIS REGISTRATION STATEMENT.
                                ________________

          If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                                ________________

                         CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

                                                            Proposed           Proposed Maximum
      Title of Each Class of           Amount to        Maximum Offering      Aggregate Offering           Amount of
    Securities to be Registered      be Registered       Price Per Unit            Price (1)           Registration Fee
  -------------------------------    ----------------   ------------------    ---------------------    ----------------------
  9 1/4% Senior
  Notes due 2001, Series B           $150,000,000             100%               $150,000,000               $51,724

- -----------------------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee.

                              ____________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K

S-4 Item Number and Caption                  Location in Prospectus
- ----------------------------                 ----------------------
1.  Forepart of Registration Statement       Facing Page; Outside Front Cover
    and Outside Front Cover Page of          Page of Prospectus.
    Prospectus . . . . . . . . . . . . . . .

2.  Inside Front and Outside Back Cover      Inside Front and Outside Back Cover
    Pages of Prospectus. . . . . . . . . . . Pages of Prospectus; Table of
                                             Contents; Available Information.

3.  Risk Factors, Ratio of Earnings to       Prospectus Summary; Risk Factors;
    Fixed Charges and Other Information. . . Selected Financial Data.

4.  Terms of the Transaction . . . . . . . . Prospectus Summary; Risk Factors;
                                             The Exchange Offer; Description
                                             of New Notes; Description of
                                             Registration Rights Agreement;
                                             Certain Federal Income Tax
                                             Considerations.

5.  Pro Forma Financial Information. . . . . Pro Forma Condensed Consolidated
                                             Financial Statements.

6.  Material Contacts with the Corporation   Not Applicable.
    Being Acquired . . . . . . . . . . . . .

7.  Additional Information Required for      Not Applicable.
    Reoffering by Persons and Parties
    Deemed to be Underwriters. . . . . . . .

8.  Interests of Named Experts and           Legal Matters.
    Counsel. . . . . . . . . . . . . . . . .

9.  Disclosure of Commission Position on     Not Applicable.
    Indemnification for Securities Act
    Liabilities. . . . . . . . . . . . . . .

10. Information with Respect to S-3          Information Incorporated by
    Registrants. . . . . . . . . . . . . . . Reference.

11. Incorporation of Certain Information     Information Incorporated by
    by Reference . . . . . . . . . . . . . . Reference.

12. Information with Respect to S-2 or       Not Applicable.
    S-3 Registrants. . . . . . . . . . . . .

13. Incorporation of Certain Information     Not Applicable.
    by Reference . . . . . . . . . . . . . .

14. Information with Respect to              Not Applicable.
    Registrants Other Than S-3 or S-2
    Registrants. . . . . . . . . . . . . . .
15. Information with Respect to S-3          Not Applicable.
    Companies. . . . . . . . . . . . . . . .

16. Information with respect to S-2 or       Not Applicable.
    S-3 Companies. . . . . . . . . . . . . .

17. Information with Respect to Companies    Not Applicable.
    Other Than S-2 or S-3 Companies. . . . .

18. Information if Proxies, Consents or      Not Applicable.
    Authorizations are to be Solicited . . .

19. Information if Proxies, Consents or      Not Applicable.
    Authorizations are not to be Solicited
    or in an Exchange Offer. . . . . . . . .

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                    [LOGO]

                 Subject To Completion, Dated February 28, 1994.

PROSPECTUS                       USG CORPORATION



                              OFFER TO EXCHANGE ITS
                     9 1/4% SENIOR NOTES DUE 2001, SERIES B
                       FOR ANY AND ALL OF ITS OUTSTANDING
                           9 1/4% SENIOR NOTES DUE 2001

                                 ---------------
              THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK
                 CITY TIME, ON           , 1994 UNLESS EXTENDED.
                                 ---------------


     USG Corporation ("USG" or the "Corporation"), a Delaware corporation, hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, constitutes the "Exchange Offer"), to exchange its 9 1/4% Senior Notes due 2001, Series B (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Registration Statement of which this Prospectus is a part, for a like principal amount of its issued and outstanding 9 1/4% Senior Notes due 2001 (the "Old Notes"), of which an aggregate of $150,000,000 in principal amount is outstanding. The Old Notes and the New Notes are referred to herein collectively as the "Senior 2001 Notes."

     Upon the terms and subject to the conditions of the Exchange Offer, the Corporation will, on a continuing basis, accept for exchange any and all Old Notes validly tendered prior to 5:00 p.m., New York City time, on
            , 1994, unless extended (such date, or such later date to which the Exchange Offer may be extended, the "Expiration Date"), at any time and from time to time on or after the next business day following the proper tender of any Old Note through and including the next business day following the Expiration Date. Tenders of Old Notes may not be withdrawn. The New Notes will be delivered, as promptly as practicable after acceptance of the Old Notes for exchange by the Corporation. See "The Exchange Offer -- Acceptance of Old Notes for Exchange; Delivery of New Notes." Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions, which may be waived by the Corporation. See "The Exchange Offer -- Conditions to the Exchange Offer."

     The terms of the New Notes are substantially identical (including principal amount, interest rate and maturity) to the terms of the Old Notes for which they may be exchanged pursuant to this offer, except that the New Notes are freely transferable by holders thereof (except as provided in the next paragraph below) because they will be registered under the Securities Act and except that they will be issued free from any covenant regarding registration under the Securities Act and will not be entitled to the related Liquidated Damages (as defined herein). The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the same 1986 Indenture (as defined herein) governing the Old


                                                        (Continued on next page)


     This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of ____________, 1994.

     INVESTMENT IN THE NEW NOTES IS SUBJECT TO CERTAIN RISK FACTORS. SEE "RISK FACTORS."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ________________________

                The date of this Prospectus is __________, 1994.

(Cover Page Continued)


Notes. For a more complete description of the terms of the New Notes and the 1986 Indenture, see "Description of New Notes." The Corporation will not receive any proceeds in connection with the Exchange Offer.

     The Old Notes were originally issued and sold to certain institutional investors (the "Initial Purchasers") on February 17, 1994 in a transaction not registered under the Securities Act in reliance upon the exemption provided in
Section 4(2) of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy the obligations of the Corporation under a registration rights agreement relating to the Old Notes. See "Description of Registration Rights Agreement." Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Corporation believes that, except as noted below with respect to certain broker-dealers, the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes generally may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder that is an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with resales of such New Notes. See "Plan of Distribution" for additional information regarding prospectus delivery requirements that may be imposed on such broker-dealer.

     The New Notes are a series of securities which are limited to $150 million aggregate principal amount. The New Notes bear interest at 9 1/4% per annum and will mature on September 15, 2001. Interest on the New Notes is payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1994 to the persons in whose names the New Notes are registered at the close of business on the next preceding March 1 or September 1, as the case may be. Interest on the New Notes shall accrue from the last March 15 or September 15 (an "Interest Payment Date") on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Old Notes, from February 17, 1994. The New Notes are not redeemable or callable by the Corporation. See "Description of New Notes."

     The New Notes, along with the Bank Debt Obligations and certain other senior indebtedness of the Corporation, are secured by first priority security interests in the capital stock of certain Subsidiaries, pursuant to the Collateral Trust Agreement (as defined herein) and related pledge and security agreements. Holders of the Bank Debt Obligations primarily control the operation of the Collateral Trust. See "Description of Collateral Trust Agreement."

     The Corporation's operations are conducted through its subsidiaries (the "Subsidiaries"). The Corporation's ability to service its indebtedness is largely dependent upon the receipt of funds from its Subsidiaries by way of dividends, interest, loans or otherwise. The rights of the Corporation and its creditors, including holders of the New Notes, to realize upon the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such Subsidiary's creditors, except to the extent that the Corporation itself may be a creditor with enforceable claims against such Subsidiary. Therefore, the New Notes will be effectively subordinated to existing and future liabilities of the Corporation's Subsidiaries.

     As of December 31, 1993, the Corporation and the Subsidiaries had $1,531 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis. As of December 31, 1993, Subsidiaries of the Corporation are directly liable for $105 million principal amount of such debt. On a pro forma basis, as of December 31, 1993, assuming consummation of the Transactions (as defined herein) on such date, the Corporation and the Subsidiaries would have had $1,285 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis and Subsidiaries of the Corporation would have been directly liable for $105 million principal amount of such debt. The Subsidiary Guarantors (as defined herein) have guaranteed pursuant to the Amended Subsidiary Guarantees Agreement (as defined herein) the Bank Debt Obligations and the Senior 2002 Notes (as defined herein). Such obligations were approximately $926 million as of December 31, 1993. On a pro forma basis to give effect to the Transactions such obligation would have been approximately $786 million as of December 31, 1993. See "Description of the Credit Agreement."

(Cover Page Continued)


     The New Notes constitute new issues of securities with no established trading market. The Corporation does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the 1986 Indenture (as defined below). Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof, and, subject to certain exceptions, the Corporation will have no obligation to such holders to provide for the registration under the Securities Act of the Old Notes held by them. See "Description of Registration Rights Agreement." To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. There can be no assurance that an active market for either the Old Notes or the New Notes will develop.

     Except for underwriting discounts or commissions and transfer taxes, if any, the Corporation will pay all of the expenses incident to the Exchange Offer. Such expenses are estimated to be approximately $150,000 in the aggregate. See "Plan of Distribution."

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY USG. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE NEW NOTES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     NO ACTION HAS BEEN OR WILL BE TAKEN BY THE CORPORATION THAT WOULD PERMIT A PUBLIC OFFERING OF THE NEW NOTES OF THE CORPORATION OR THE CIRCULATION OR DISTRIBUTION OF THIS PROSPECTUS OR ANY OFFERING MATERIAL IN RELATION TO THE CORPORATION OR THE NEW NOTES OF THE CORPORATION IN ANY COUNTRY OR JURISDICTION OTHER THAN THE UNITED STATES WHERE ACTION FOR THAT PURPOSE IS REQUIRED.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

INFORMATION INCORPORATED BY REFERENCE. . . . . . . . . . . . . . . . . . . . . 2

PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

PRO FORMA CONDENSED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .17

SELECTED CONSOLIDATED FINANCIAL INFORMATION. . . . . . . . . . . . . . . . .  23

CAPITALIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

THE EXCHANGE OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT . . . . . . . . . . . . . . . .  31

DESCRIPTION OF NEW NOTES . . . . . . . . . . . . . . . . . . . . . . . . . .  33

DESCRIPTION OF CREDIT AGREEMENT. . . . . . . . . . . . . . . . . . . . . . .  37

DESCRIPTION OF COLLATERAL TRUST. . . . . . . . . . . . . . . . . . . . . . .  48

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS. . . . . . . . . . . . . . . . . .  49

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51

                              AVAILABLE INFORMATION

     The Corporation has filed with the Securities and Exchange Commission (the "Commission" or the "SEC") a Registration Statement on Form S-4 (the "Registration Statement") (which term shall encompass all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Such additional information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports and other information with the Commission. Such reports and other information filed with the Commission, as well as the Registration Statement, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information with respect to the Corporation are available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, Inc., One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.


                      INFORMATION INCORPORATED BY REFERENCE

     The Corporation's Annual Report on Form 10-K for the year ended December 31, 1993 has been filed by the Corporation with the Commission (File No. 1-8864) and is specifically incorporated herein by reference.

     All documents filed by the Corporation with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination or completion of the Exchange Offer shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation hereby undertakes to provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information filed by it that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such information should be directed to USG Corporation, 125 South Franklin Street, Chicago, Illinois 60606-4678,
Attention:  Investor Relations (telephone number:  (312) 606-4000).

                               PROSPECTUS SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO "USG" AND THE "CORPORATION" MEAN USG CORPORATION, A DELAWARE CORPORATION, AND THE SUBSIDIARIES. PROSPECTIVE INVESTORS ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NEW NOTES PURSUANT TO THE EXCHANGE OFFER.


                                    OVERVIEW

     Through the Subsidiaries, USG is a leading manufacturer of building materials in North America which produces a wide range of products for use in residential and nonresidential construction, repair and remodeling, as well as products used in certain industrial processes. United States Gypsum Company ("U.S. Gypsum") is the largest producer of gypsum wallboard in the United States and accounted for approximately one-third of total domestic gypsum wallboard sales in 1993. USG Interiors, Inc. ("USG Interiors") is a leading supplier of interior ceiling, wall and floor products used primarily in commercial applications. In 1993, USG Interiors was the largest producer of ceiling grid and the second largest producer of ceiling tile in the United States. L&W Supply Corporation ("L&W Supply") is the largest distributor of wallboard and related products in the United States and in 1993 distributed approximately 22% of U.S. Gypsum's wallboard production. In addition to its United States operations, the Corporation's 76% owned Subsidiary, CGC Inc. ("CGC"), is the largest manufacturer of gypsum products in eastern Canada and the Corporation's USG International unit ("USG International") supplies interior systems and gypsum wallboard products in Europe, the Pacific and Latin America. In the year ended December 31, 1993, the Corporation had net sales of $1,916 million and generated EBITDA of $218 million.

     On May 6, 1993, the Corporation completed a comprehensive restructuring of its debt through the implementation of a "prepackaged" plan of reorganization under the federal bankruptcy laws. This restructuring significantly reduced the Corporation's overall interest and debt repayment obligations and extended the maturities of a substantial portion of its remaining debt. See "Prospectus Summary -- The Restructuring" and "Risk Factors."


                                    BUSINESS

     The Corporation participates in three industry segments: Gypsum Products, Interior Systems and Building Products Distribution.

     GYPSUM PRODUCTS. U.S. Gypsum has vertically integrated operations for extracting, processing, producing and marketing gypsum and related products, such as "SHEETROCK" brand wallboard, joint compound and industrial gypsum cements and fillers. U.S. Gypsum also manufactures cement board, which it sells under the "DUROCK" brand name. Due to the vertical integration of its key raw materials (gypsum and paper), its technical expertise and the proximity of its plants to major metropolitan areas, U.S. Gypsum believes that its delivered cost for gypsum wallboard is generally lower than its competitors'. As a result of efficiency improvements and cost reduction efforts, U.S. Gypsum's unit manufacturing cost for gypsum wallboard in 1993 (measured in nominal dollars) was lower than its unit manufacturing cost in 1982. In the year ended
December 31, 1993, the Gypsum Products segment had net sales of $1,165 million and generated EBITDA of $179 million before allocation of corporate expenses.

     INTERIOR SYSTEMS. The Interior Systems segment manufactures and markets an integrated line of products used primarily for commercial interiors. Products include ceiling grid and ceiling tile, access floor systems, wall systems and mineral wool insulation and soundproofing products. In 1993, USG Interiors accounted for over one-half and approximately one-third of total domestic sales of ceiling grid and ceiling tile, respectively. CGC is the largest producer of ceiling grid and the second largest marketer of ceiling tile in Canada. USG International's net sales in

Europe, the Pacific and Latin America accounted for approximately 27% of the Interior Systems segment's net sales in 1993. In the year ended December 31, 1993, the Interior Systems segment had net sales of $550 million and generated EBITDA of $57 million before allocation of corporate expenses.

     BUILDING PRODUCTS DISTRIBUTION. The Building Products Distribution segment is conducted through L&W Supply, which distributed approximately 9% of all gypsum wallboard in the United States in 1993. L&W Supply's 131 distribution centers located in 34 states offer a wide range of building products to construction contractors, including wallboard, drywall metal, ceiling tile and ceiling grid. L&W Supply is able to provide less than truckload quantities of materials directly to job sites and place the materials in areas where work is in progress, thereby reducing contractors' material handling and inventory requirements. In the year ended December 31, 1993, the Building Products Distribution segment had net sales of $528 million and generated EBITDA of $7 million before allocation of corporate expenses.


     U.S. INDUSTRY TRENDS. Demand for the Corporation's products in the United States is largely influenced by the three major components of the construction industry: new residential construction (single and multi-family homes), new non-residential construction (offices, schools, stores and other institutions) and repair and remodel activity. In recent years, structural changes in residential construction activity combined with growth in the repair and remodel component have partially mitigated the impact of the cyclical demand in overall new construction components. New residential construction has shifted toward more single family housing, which typically requires twice as much wallboard as a multi-family home, and the average single family home size has increased by approximately 15% since 1986. In addition, the repair and remodel segment has become an increasing percentage of the Corporation's business. The Corporation estimates that the repair and remodel segment comprised approximately 36% of 1993 industry-wide demand for gypsum wallboard and approximately half of industry-wide demand for interior systems products. Largely as a result of these factors, United States industry shipments of gypsum wallboard were
21.6 billion square feet in 1993, as compared to 21.3 billion in 1986, despite an approximate 28% decline in the number of housing starts from 1.8 million units in 1986 to 1.3 million units in 1993.

     The Corporation estimates that industry capacity utilization for gypsum wallboard has increased from an average of approximately 83% during 1992 to approximately 93% during the fourth quarter of 1993. USG's average gypsum wallboard price increased to $82.46 per thousand square feet ("MSF") in the three months ended December 31, 1993, as compared to its 14 year low of $67.77 reached in the three months ended March 31, 1992.

     There can be no assurance, however, that recent increases in demand and pricing in the gypsum wallboard industry will continue or that current levels of demand and pricing can be sustained in the future. In this regard, the Corporation's business is cyclical in nature and sensitive to changes in general economic conditions, including changes in interest rates. See "Risk Factors."

     The Corporation's principal executive offices are located at 125 South Franklin Street, Chicago, Illinois 60606. Its telephone number at that address is 312-606-4000.


                                THE RESTRUCTURING

     In July 1988, the Corporation consummated a plan of recapitalization (the "1988 Recapitalization") in part in response to an unsolicited takeover attempt. Approximately $2.5 billion in new debt was incurred by the Corporation to finance the 1988 Recapitalization, pay related costs and repay certain debt existing at that time. The 1988 Recapitalization immediately changed the Corporation's capital structure to one that was highly leveraged. At the time of the 1988 Recapitalization, the Corporation projected that it would have sufficient cash flows to meet its debt service obligations in a timely manner. However, the Corporation was adversely affected by a cyclical downturn in its construction-based markets which resulted in the Corporation's inability to achieve projected operating results and service certain debt obligations in a timely manner.

     On May 6, 1993 (the "Effective Date"), the Corporation completed a comprehensive restructuring of its debt (the "Restructuring") through the implementation of a "prepackaged" plan of reorganization (the "Prepackaged Plan") which was confirmed under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") by the United States Bankruptcy Court for the District of Delaware. The principal components of the Restructuring were:

     - Conversion of approximately $1.4 billion of subordinated debt and accrued interest into approximately 36.1 million shares of Common Stock and Warrants to purchase approximately 2.6 million additional shares of Common Stock.

     - Extension of the maturity of the Corporation's bank obligations through the issuance of approximately $340 million of Senior 2002 Notes, approximately $56 million aggregate principal amount of capitalized interest notes and approximately $540 million of term loans with mandatory amortizations from 1994 to 2000; the implementation of mandatory prepayment provisions and a cash sweep mechanism; the extension of the Corporation's then existing revolving credit facility through July 13, 1998; and the making available of an interest rate on the bank term loans and revolving credit loans of LIBOR plus 1 7/8% (or, at USG's option, a base rate maintained by the administrative agent plus 7/8%.)

     - Extension of the maturity of $100 million of senior notes due in 1991 and $10 million of Senior 1996 Notes through the issuance of $75 million of Senior 1995 Notes and $35 million of Senior 1998 Notes.

Substantially all other obligations of the Corporation and the Subsidiaries, including obligations arising out of asbestos litigation and certain other legal proceedings against the Corporation or the Subsidiaries, were not affected by the Restructuring and remained outstanding. At December 31, 1993, the Corporation's bank terms loans were subject to an interest rate of approximately 5.4%. The Corporation's bank obligations, as well as the Senior 2002 Notes, are entitled to the benefit of guarantees made by certain of the Corporation's Subsidiaries. See "Risk Factors -- Asbestos Litigation" and "Description of the Credit Agreement."

     Subsequent to the Restructuring, on August 10, 1993 the Corporation issued $138 million of additional Senior 2002 Notes in exchange for $92 million of bank term loans and $46 million of capitalized interest notes. In connection with the issuance of the additional Senior 2002 Notes, USG's bank credit agreement was modified as follows: (i) scheduled bank term loan amortization payments totaling $95 million due in 1994, 1995 and 1996 were eliminated ($3 million was added to the final maturity of the bank term loan due in 2000); (ii) $9 million of capitalized interest notes originally due in 1998 were paid; and (iii) the cash sweep mechanism was modified to permit the application of up to $165 million of cash otherwise subject to the cash sweep mechanism in 1994, 1995 and 1996 to repayment or purchase of senior debt due prior to January 1, 1999 or bank term loans, at the discretion of the Corporation.

              RECENT TRANSACTIONS AND PURPOSE OF THE EXCHANGE OFFER

     On January 7, 1994, the Corporation filed a registration statement with the Securities and Exchange Commission, as amended on February 16, 1994, in connection with the offering (the "Offering") of 10,000,000 shares of common stock ("Common Stock"), par value $0.10 per share, of USG. Of the 10,000,000 shares of Common Stock being sold in the Offering, 6,000,000 shares are being sold by the Corporation and 4,000,000 shares are being sold by Water Street Corporate Recovery Fund I, L.P. (the "Selling Stockholder.") The Corporation will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder. In connection with the Offering, the Corporation and the Selling Stockholder have each granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. The Offering is expected to be consummated in March 1994.

     The Offering is part of a refinancing strategy which also includes (i) the placement (the "Old Note Placement") of $150 million principal amount of the Old Notes with certain institutional investors (the "Initial Purchasers") whereby the Initial Purchasers exchanged approximately $30 million aggregate principal amount of

USG's outstanding 8% Senior Notes due 1996 (the "Senior 1996 Notes") and approximately $35 million aggregate principal amount of USG's outstanding 8% Senior Notes due 1997 (the "Senior 1997 Notes") and paid the $85 million balance of the purchase price in cash, and (ii) the amendment (the "Credit Agreement Amendments" and, together with the Offering and the Old Note Placement, the "Transactions") of USG's bank credit agreement (the "Credit Agreement"). The Credit Agreement Amendments will increase the size of the Corporation's revolving credit facility by $70 million and amend existing mandatory bank term loan prepayment provisions so as to allow USG, upon the achievement of certain financial tests, to retain additional free cash flow for capital expenditures and the purchase of its public debt. Certain Credit Agreement Amendments are contingent on the consummation of the Offering.

     From proceeds received in the Old Note Placement, USG repaid $75 million of its Bank Term Loans in satisfaction of the $40 million scheduled payment for 1997 and in reduction of the scheduled payment for 1998 from $100 million to $65 million. USG expects to use the remaining $10 million in cash proceeds it received from the Old Note Placement and a portion of the net proceeds from the Offering, together with approximately $158 million of existing cash generated from operations, to pay an additional $65 million of its Bank Term Loans and to redeem, at 100% of principal amount, $75 million of its 8% Senior Notes due 1995 (the "Senior 1995 Notes") and $35 million of its 9% Senior Notes due 1998 (the "Senior 1998 Notes"). The Corporation also expects to use such proceeds to purchase up to an additional $81 million aggregate principal amount of the Senior 1996 Notes and Senior 1997 Notes, depending upon market conditions. The remainder of such proceeds will be available for general corporate purposes, including capital expenditures for cost reduction, capacity improvement and future growth opportunities.

     Sources and uses of funds in the Transactions are estimated to be as follows:


                                                                                       (DOLLARS IN MILLIONS)
Sources:
  The Offering, net of the estimated underwriting discount and expenses (a). . . . . . . . . . . . .    $181
  The Old Note Placement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     150
  Cash on hand . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     158
                                                                                                       -----
                                                                                                        $489
                                                                                                       -----
                                                                                                       -----

Uses:
  Payment of bank debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $140
  Redemption of Senior 1995 Notes and Senior 1998 Notes. . . . . . . . . . . . . . . . . . . . . . .     110
  Acquisition of Senior 1996 Notes and Senior 1997 Notes . . . . . . . . . . . . . . . . . . . . . .     146
  General corporate purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      93
                                                                                                       -----
                                                                                                        $489

                                                                                                       -----
                                                                                                       -----

(a) Reflects the sale by the Corporation of 6,000,000 shares of Common Stock in the Offering based on an assumed offering price of $31 3/4 per share (the last reported sale price of the Common Stock on the NYSE Composite Tape on February 24, 1994).


     Collectively, the Transactions are designed, among other things, to
(i) reduce the Corporation's financial leverage through the retirement of up to $246 million principal amount of the Corporation's total debt (net of the issuance of $150 million principal amount of Old Notes in the Old Note Placement), (ii) reduce the amount of the Corporation's public debt maturing in 1995 through 1998 by up to $256 million (depending on the principal amount of outstanding Senior 1996 Notes and Senior 1997 Notes purchased) and prepay the $140 million of scheduled bank debt amortization in those years, (iii) extend the final maturity of a significant portion of the Corporation's debt through the Old Note Placement, (iv) improve the Corporation's financial and operating flexibility under its bank credit agreement and (v) provide an estimated $93 million in funds for general corporate purposes, including capital expenditures for cost reduction, capacity improvement and future growth opportunities.

     In connection with the Old Note Placement, the Old Notes were originally issued and sold to the Initial Purchasers on February 17, 1994. Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. In connection with the sale of the Old Notes, the Corporation agreed, among other things, to file with the Commission and have declared effective a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which another series of notes of the Corporation covered by such registration statement and containing substantially the same terms as the Old Notes would be offered in exchange for the Old Notes tendered at the option of the holders thereof.

     If, at any time prior to the consummation of the Exchange Offer, (i) the Corporation reasonably determines, in good faith, that (A) the New Notes would not, upon receipt, be tradeable by holders of at least $37.5 million in aggregate principal amount of Old Notes without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws, (B) the interests of the holders of the Old Notes, taken as a whole, would be materially adversely affected by the consummation of the Exchange Offer, or (C) after conferring with counsel, the SEC is unlikely to permit the consummation of the Exchange Offer, or (ii) the holders of at least $30 million in aggregate principal amount of Old Notes notify the Corporation in writing that they have reasonably determined in good faith, based upon advice of counsel, that (A) the participation of such holders in the Exchange Offer is not legally permitted, (B) the New Notes would not, upon receipt, be tradeable by such holders without restrictions under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws, or (C) after conferring with counsel, there exists a court decision or administrative action that might reasonably be expected to have a material adverse effect on such holders in the event such holders participated in the Exchange Offer, then the Corporation shall promptly deliver to the holders and the 1986 Indenture Trustee notice thereof (the "Shelf Notice") and as soon as practicable thereafter shall file a shelf registration statement covering resales of the Old Notes (the "Shelf Registration Statement"). Upon the delivery of a Shelf Notice for any of the foregoing reasons, the Corporation shall have no further obligation with respect to the Exchange Offer and may terminate the Exchange Offer unless the holders of at least $37.5 million in aggregate principal amount of Old Notes notify the Corporation in writing that such holders intend to and may, under applicable law, participate in the Exchange Offer, in which case the Corporation's obligations under the Registration Rights Agreement with respect to such holders concerning the Exchange Offer and with respect to other holders of the Old Notes concerning the Shelf Registration Statement shall be concurrent and independent. The Corporation will pay all expenses incurred in connection with the Exchange Offer, whether or not it becomes effective or is consummated. See "The Exchange Offer" and "Description of Registration Rights Agreement."

     The purpose of the Exchange Offer is to fulfill certain of the Corporation's obligations with respect to the Registration Rights Agreement.



                               THE EXCHANGE OFFER

Securities Offered                 $150 million aggregate principal amount of
                                   9 1/4% Notes Due September 15, 2001, Series
                                   B.  The New Notes will be issued under the
                                   1986 Indenture pursuant to which the Old
                                   Notes were issued.  The terms of the New
                                   Notes and the Old Notes are substantially identical in all material respects, except that (i) the New Notes are freely transferable by holders thereof (except as provided herein), and (ii) the New Notes are not subject to the registration requirements of the Registration Rights Agreement, including the provisions thereof relating to Liquidated Damages upon the failure of the

                                   Corporation to meet certain conditions with respect to the Exchange Offer and the Shelf Registration Statement. See "Description of Registration Rights Agreement," and "Description of New Notes."

The Exchange Offer                 $1,000 principal amount of New Notes in
                                   exchange for each $1,000 principal amount of Old Notes duly tendered prior to the Expiration Date. The Corporation will accept for exchange, on a continuing basis, any and all Old Notes properly tendered in the Exchange Offer, at any time and from time to time on or after the next business day following the proper tender of any Old Note through and including the next business day following the Expiration Date. The New Notes will be delivered, as promptly as practicable after acceptance of the Old Notes for exchange by the Corporation. See "The
                                   Exchange Offer -- Acceptance of Old Notes for
                                   Exchange; Delivery of New Notes."

                                   Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Corporation believes that New Notes issued pursuant to the Exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.
                                   See "Plan of Distribution." Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes could not rely on the position of the staff of the Commission enunciated in EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Corporation.

                                   This Exchange Offer is not being made to, nor will the Corporation accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date                    5:00 p.m., New York City time, on
                                   _____________, 1994 unless the Exchange Offer is extended, in which case the term
                                   "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Accrued Interest on the New        Holders of the Old  Notes that  are accepted
Notes and Old Notes                for  exchange will not receive any accrued
                                   interest thereon. However, each New Note will bear interest from the most recent date to which interest has been paid on the Old
                                   Note for which such New Note was exchanged, or if no interest has been paid, from February 17, 1994.

Conditions to the Exchange         The Exchange Offer is subject to certain
 Offer                             conditions, which may be waived by the
                                   Corporation.  See "The Exchange Offer --
                                   Conditions to the Exchange Offer."  The
                                   Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered.

Procedures for Tendering Notes     Each holder of an Old Note wishing to accept
                                   the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

Special Procedure for Beneficial   Any beneficial owner whose Old Notes are
 Owners                            registered in the name of a broker, dealer,
                                   commercial bank, trust company or other
                                   nominee and who wishes to tender should
                                   contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing a Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power form the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See
                                   "Risk Factors -- Exchange Offer Procedures," and "The Exchange Offer -- How to Tender."

Guaranteed Delivery Procedures     Holders of the Old Notes who wish to tender
                                   their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, a Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Old
                                   Notes according to the guaranteed delivery procedures set forth in Notice of Guaranteed
                                   Delivery.  See "The Exchange Offer -- How to
                                   Tender."

No Withdrawal Rights               Tenders of Old Notes may not be withdrawn.

Acceptance of Old Notes and        Subject to the terms and conditions of the
 Delivery of New Notes             Exchange Offer, including the reservation of
                                   certain rights by the Corporation, the
                                   Corporation will accept for exchange, on a continuing basis, any and all Old Notes properly tendered in the Exchange Offer, at any time and from time to time on or after the next business day following the proper tender of any Old Note through and including the next business day following the Expiration Date. The New Notes will be delivered, as promptly as practicable after acceptance of the Old Notes for exchange by the Corporation. See "The Exchange Offer --
                                   Acceptance of Old Notes for Exchange;
                                   Delivery of New Notes."

                                   By executing a Letter of Transmittal, each holder will represent to the Corporation that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, and that neither the holders nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate" of the Corporation, as defined under Rule 405 of the Securities Act. See "The Exchange Offer -- Terms of Exchange."

Exchange Agent                     Harris Trust and Savings Bank, 311 West
                                   Monroe Street, Chicago, Illinois 60690

Federal Income Tax Consequences    The Corporation believes that the exchange
                                   pursuant to the Exchange Offer will not
                                   result in any income, gain or loss to the holders or the Corporation for Federal income tax purposes. Each person should consult their own tax adviser as to the particular tax consequences to them of participating in the Exchange Offer and holding the Old Notes or the New Notes, including the applicability and effect of any state, local or foreign tax laws. See "Certain Federal Income Tax
                                   Considerations."

Use of Proceeds                    There will be no cash proceeds to the
                                   Corporation from the exchange pursuant to the Exchange Offer.

                            DESCRIPTION OF NEW NOTES

Issuer                             USG Corporation.

Amount and Title                   $150 million aggregate principal amount of
                                   9 1/4% Senior Notes Due September 15, 2001,
                                   Series B.

Interest Payment Dates             March 15, and September 15 of each year,
                                   beginning September 15, 1994, to the persons in whose names the New Notes are registered at the close of business on the next preceding March 1 or September 1, as the case may be.

Maturity Date                      September 15, 2001.

Redemption                         The New Notes are not redeemable or callable
                                   by the Corporation.

Amortization of Principal          None.

Certain Covenants and              The 1986 Indenture contains covenants which
 Restrictions                      restrict the ability of the Corporation and
                                   its Restricted Subsidiaries to (i) incur or suffer to exist certain secured debt without providing that the securities issued under the 1986 Indenture, including the New Notes, are equally and ratably secured and (ii) enter into certain sale and leaseback transactions.

Ranking and Security               The New Notes, along with the Bank Debt
                                   Obligations and certain other senior
                                   indebtedness of the Corporation, are secured by first priority security interests in the capital stock of certain Subsidiaries, pursuant to the Collateral Trust Agreement and related pledge and security agreements.
                                   Holders of the Bank Debt Obligations
                                   primarily control the operation of the
                                   Collateral Trust.  See "Description of
                                   Collateral Trust Agreement."

                                   The Corporation's operations are conducted through the Subsidiaries. The Corporation's ability to service its indebtedness is largely dependent upon the receipt of funds from the Subsidiaries by way of dividends, interest, loans or otherwise. The rights of the Corporation and its creditors, including holders of the New Notes, to realize upon the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such Subsidiary's creditors, except to the extent that the Corporation itself may be a creditor with enforceable claims against such Subsidiary. Therefore, the New Notes will be effectively subordinated to existing and future liabilities of the Corporation's Subsidiaries.

                                   As of December 31, 1993, the Corporation and the Subsidiaries had $1,531 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis. As of December 31, 1993, Subsidiaries of the Corporation are directly liable for $105 million principal amount of such debt. On a pro forma basis, as of December 31, 1993, assuming consummation of the Transactions on such date, the Corporation and the Subsidiaries would have had $1,285 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis and Subsidiaries of the Corporation would have been directly liable for $105 million principal amount of such debt. The Subsidiary Guarantors have guaranteed pursuant to the Amended Subsidiary Guarantees Agreement the Bank Debt Obligations and the Senior 2002 Notes. Such obligations were approximately $926 million as of December 31, 1993. On a pro forma basis to give effect to the Transactions, such obligation would have been approximately $786 million as of December 31, 1993. See "Description of the Credit Agreement."

Effect on Holders of Old Notes     As a result of the making of, and upon timely
                                   acceptance for exchange of all validly
                                   tendered Old Notes pursuant to, this Exchange
                                   Offer, the Corporation will have fulfilled an obligation contained in the Registration
                                   Rights Agreement (the "Registration Rights
                                   Agreement") dated February 17, 1994, among the Corporation and the Initial Purchasers.
                                   Assuming that the Exchange Offer is completed as contemplated herein, and the Corporation fulfills its obligation with respect to the Shelf Registration Statement, if any, the holders of the Old Notes will not be entitled to any Liquidated Damages pursuant to the terms of the Registration Rights Agreement.
                                   Holders of the Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the 1986 Indenture, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Old Notes pursuant to, the Exchange Offer. See "Description of
                                   Registration Rights Agreement."  All
                                   untendered Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes. To the extent that the Old Notes are tendered and accepted in the Exchange Offer, any trading market for untendered Old Notes could be adversely affected.

                                  RISK FACTORS

     HOLDERS OF THE OLD NOTES SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS PRIOR TO DECIDING WHETHER OR NOT TO ACCEPT THE EXCHANGE OFFER. CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS PROSPECTUS.


CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Except under limited circumstances set forth in the Registration Rights Agreement, the Corporation does not currently anticipate that it will register the Old Notes under the Securities Act. See "Description of Registration Rights Agreement." Based on interpretations by the staff of the Commission, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes generally may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act or who is a broker-dealer) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. See "Plan of Distribution" for additional information regarding prospectus delivery requirements that may be imposed on certain broker-dealers.

EXCHANGE OFFER PROCEDURES

     Issuance of the New Notes pursuant to the Exchange Offer will be made only after a properly completed and duly executed Letter of Transmittal or completion of a Notice of Guaranteed Delivery and all other required documents, in accordance with the procedures set forth in this Prospectus and the Letter of Transmittal. Therefore, holders of Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Corporation is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer hereof and, except under certain limited circumstances provided for in the Registration Rights Agreement with respect to a shelf registration statement, the Corporation will have no further obligation to provide for the registration of such Old Notes under the Securities Act. See "Description of Registration Rights Agreement." In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of further distribution of the New Notes or who is a broker-dealer may be deemed to be an "underwriter" with respect to the Exchange Offer and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."

HIGH LEVERAGE

     The Corporation will remain highly leveraged upon completion of the Transactions. As of December 31, 1993, the Corporation had $1,531 million principal amount of total debt (which had a carrying amount of $1,476 million on the Corporation's balance sheet after deducting unamortized reorganization debt discount of $55 million) and a deficit in stockholders' equity of $134 million. As adjusted to reflect the Offering and the debt repayments to be made in connection with the Transactions, the Corporation's total principal amount of debt and stockholders' equity as of December 31, 1993 would have been $1,285 million and $46 million, respectively. The Corporation is expected to have a deficit in stockholders' equity at least during the period from 1993 through 1998 when reorganization value in excess of identifiable assets ("Excess Reorganization Value") will be amortized. See "Risk Factors -- Recent Losses," "Selected Consolidated Financial Data," and "Capitalization."

     The degree to which the Corporation is leveraged will pose risks to holders of the Common Stock, including, but not limited to, the following: (i) a significant portion of the Corporation's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Corporation for its operations; (ii) the Corporation's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes will be restricted; (iii) certain of the Corporation's borrowings are and will continue to carry variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates; and
(iv) certain indebtedness contains financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Corporation. These and other factors could have material adverse effects on the marketability, price and future value of the Common Stock.

LIQUIDITY; RELIANCE ON RECOVERY IN CONSTRUCTION-BASED MARKETS


     The Corporation believes that cash generated by operations and the estimated levels of liquidity available to the Corporation will be sufficient to permit the Corporation to satisfy its debt service requirements and other capital requirements for the foreseeable future. However, the Corporation is subject to significant business, economic and competitive uncertainties that are beyond its control. Therefore, there can be no assurance that the Corporation's financial resources will be sufficient for the Corporation to satisfy its debt service obligations and other capital requirements. See "Risk Factors -- Cyclical Business"

RECENT LOSSES

     During the period from May 7 through December 31, 1993, the Corporation reported a net loss of $129 million after the amortization of $113 million of Excess Reorganization Value. The Corporation expects to report net losses at least until its Excess Reorganization Value is fully amortized in 1998. Such amortization will be $170 million per year in 1994 through 1997 and $57 million in 1998. Although a significant portion of the Corporation's recent net losses are the result of non-cash items, there can be no assurance that the Corporation will have net income in the future.

CYCLICAL BUSINESS

     The Corporation's business is cyclical in nature and sensitive to changes in general economic conditions, including, in particular, conditions in the housing and construction-based markets. These markets are in turn influenced by a variety of factors beyond the Corporation's control, including interest rates. As a result of this cyclicality, the Corporation has experienced and in the future could experience reduced revenues and margins, which may affect the Corporation's ability to satisfy its debt service obligations on a timely basis. During 1992, a modest recovery in the Corporation's markets was evidenced by increases in housing starts and wallboard pricing and shipments, in addition to improvement in sales of other construction products over 1991. This recovery continued in 1993. However, there can be no assurance that the modest recovery which began in 1992 will continue.

HOLDING COMPANY STRUCTURE; RELATIVE PRIORITY OF DEBT CLAIMS

     The Corporation's operations are conducted through the Subsidiaries. The Corporation's ability to service its indebtedness is largely dependent upon the receipt of funds from the Subsidiaries by way of dividends, interest, loans or otherwise. The rights of the Corporation and its creditors, including holders of the New Notes, to realize upon the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such Subsidiary's creditors, except to the extent that the Corporation itself may be a creditor with enforceable claims against such Subsidiary. Therefore, the New Notes will be effectively subordinated to existing and future liabilities of the Corporation's Subsidiaries.

     As of December 31, 1993, the Corporation and the Subsidiaries had $1,531 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis. As of December 31, 1993, Subsidiaries of the Corporation are directly liable for $105 million principal amount of such debt. On a pro forma basis, as of December 31, 1993, assuming consummation of the Transactions on such date, the Corporation and the Subsidiaries would have had $1,285 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis and Subsidiaries of the Corporation would have been directly liable for $105 million principal amount of such debt. The Subsidiary Guarantors have guaranteed pursuant to the Amended Subsidiary Guarantees Agreement the Bank Debt Obligations and the Senior 2002 Notes. Such obligations were approximately $926 million as of December 31, 1993. On a pro forma basis to give effect to the Transactions such obligation would have been approximately $786 million as of December 31, 1993. See "Description of the Credit Agreement."

     At present, there are no contractual restrictions on the payment of dividends by the Corporation's domestic Subsidiaries. However, certain of the Corporation's foreign Subsidiaries are subject to loan covenants or other contractual provisions which could limit their ability to pay dividends to the Corporation.

NONCOMPARABILITY OF HISTORICAL FINANCIAL INFORMATION

     As a result of the adoption of fresh start accounting upon emergence from bankruptcy, the Corporation's assets and liabilities were adjusted to fair values and retained earnings were restated to zero. The historical financial information presented herein should not, therefore, be viewed as indicative of the Corporation's future financial performance.

ASBESTOS LITIGATION

     One of the Corporation's Subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging property damage (the "Property Damage Cases") and personal injury (the "Personal Injury Cases") and seeking compensatory and, in many cases, punitive damages. This litigation has not had a material effect on the Corporation's liquidity or earnings. To date, virtually all costs of the Personal Injury Cases have been paid by insurance. U.S. Gypsum estimates that it is probable that the Personal Injury Cases pending at December 31, 1993 can be disposed of for an amount between $100 million and $120 million, virtually all of which is expected to be paid by insurance. U.S. Gypsum is unable to make a reasonable estimate of the cost of disposing of its pending Property Damage Cases, some of which are class actions or involve multiple buildings. Many of U.S. Gypsum's insurance carriers are denying coverage for the Property Damage Cases, although U.S. Gypsum believes that substantial coverage exists and the trial court in U.S. Gypsum's insurance coverage action (the "Coverage Action") against its carriers has so ruled (such ruling has been appealed).

     In view of the limited insurance funding currently available to U.S. Gypsum for Property Damage Cases resulting from continued resistance by a number of its insurers to providing coverage, the effect of the asbestos litigation on the Corporation will depend upon a variety of factors, including the damages sought in Property Damage Cases that reach trial prior to the completion of the Coverage Action, U.S. Gypsum's ability to successfully defend or settle such cases, and the resolution of the Coverage Action. As a result, management is unable to determine whether an adverse outcome in the asbestos litigation will have a material adverse effect on the results of operations or the consolidated financial position of the Corporation. The Corporation's independent public accountants have also noted this uncertainty in their report with respect to the financial statements of the Corporation.

CREDIT AGREEMENT AND OTHER RESTRICTIONS

     The Credit Agreement contains certain restrictions on the Corporation's operations including, among other things, limitations on the ability of the Corporation and certain of the Subsidiaries ("Restricted Subsidiaries") to
(i) incur additional indebtedness, subject to certain exceptions, including an exception allowing an aggregate of $50 million of capitalized lease obligations and an aggregate of $75 million of indebtedness to be incurred by foreign Subsidiaries that are not Restricted Subsidiaries, (ii) make any investments in excess of $5 million in the aggregate, subject to certain exceptions, including an exception allowing the Corporation (subject to certain terms and conditions) to repurchase its public senior debt with certain proceeds of permitted asset sales, certain proceeds from the issuance of public equity or debt securities and certain excess cash flow otherwise payable to the Banks under the Credit Agreement, (iii) make capital expenditures, subject to various exceptions and limitations, or sell assets outside the ordinary course of business, subject to certain exceptions, including an exception allowing for sales of up to $20 million in any fiscal year and $5 million in any single transaction or series of related transactions, (iv) make certain payments with respect to outstanding stock and debt, (v) give guarantees, and (vi) effect certain fundamental changes, such as the sale of all or substantially all of the Corporation's or any Restricted Subsidiary's assets, or enter into mergers, recapitalizations or other similar transactions. Although the Credit Agreement Amendments are designed to increase the Corporation's financial and operating flexibility in certain regards, the foregoing restrictions nonetheless will continue to limit the Corporation's ability to respond to opportunities or changes in its business. See "Description of Credit Agreement."

     In addition, after January 1, 1995, the Credit Agreement will require the Corporation to achieve and maintain certain financial ratios and tests. There can be no assurance that the Corporation will be able to achieve and maintain compliance with the prescribed financial ratios and tests or other requirements under the Credit Agreement. Failure to achieve or maintain compliance with such financial ratios and tests or other requirements under the Credit Agreement would result in a default that could lead to the acceleration of the Corporation's obligations under the Credit Agreement. An acceleration under the Credit Agreement would in turn permit the acceleration of other indebtedness of the Corporation. The acceleration of any such indebtedness would result in its becoming immediately due and payable and could result in the Corporation becoming subject to a proceeding under the federal bankruptcy laws. See "Description of Credit Agreement."

     In addition to the restrictions and covenants contained in the Credit Agreement, the Corporation's 10 1/4% Senior Notes due 2002 (the "Senior 2002 Notes") contain restrictions on the ability of the Corporation and the Subsidiaries to incur additional indebtedness, to pay dividends on the Common Stock, to effect certain fundamental changes and to enter into certain types of transactions.

CERTAIN TRADING CONSIDERATIONS

     There is no established trading market for the Senior 2001 Notes. The trading markets for the New Notes will depend on the future performance of the Corporation and other factors generally affecting the securities markets (including, for example, interest rates), which factors are influenced by conditions beyond the Corporation's control. The New Notes are not listed on any exchange.

CONTROL OF COLLATERAL TRUST AGREEMENT BY BANK GROUP

     The New Notes, together with the Bank Debt Obligations and certain other indebtedness of the Corporation indicated in the table below, are secured by a pledge of all of the shares of the Corporation's major domestic Subsidiaries and 65% of certain foreign Subsidiaries (including CGC) (the "Collateral") under the Collateral Trust Agreement and certain related pledge and security agreements. Decisions with respect to the Collateral under the Collateral Trust Agreement are subject to the control of the Bank Group (by majority action). All of the Collateral will be released upon the consent and direction of the Bank Group.
In addition, the holders of a majority of the Bank Debt Obligations may instruct the Collateral Trustee to release specified portions of the Collateral (E.G., in the case of asset sales approved by the holders of the Bank Debt Obligations under the Credit Agreement) provided that no Actionable Default has occurred and is continuing. The Collateral will be released in any event at such time as the obligations under the Credit Agreement have been paid in full notwithstanding the fact that there may be outstanding obligations under the New Notes. The holders of the New Notes will not have any similar rights to authorize the release of the Collateral.

     The Bank Group also has the exclusive right without consent of the holders of the New Notes to direct the Collateral Trustee to exercise, or refrain from exercising, any rights or remedies with respect to the Collateral following receipt of a Notice of Actionable Default. Consequently, the holders of New Notes will have no right to direct the Collateral Trustee to foreclose upon the Collateral or take or refrain from taking any other actions with respect thereto even at such times as the value of the Collateral may be diminishing. See "Description of Collateral Trust."

     The relative rankings of the Bank Debt Obligations and certain other direct indebtedness of the Corporation after the Restructuring are summarized in the following table: (a):



                         1.   SECURED DEBT: (b)(c)
                                Bank Debt (d)
                                Senior 2004 Debentures (e)
                                Senior 1995 Notes
                                Senior 1996 Notes
                                Senior 1997 Notes
                                Senior 1998 Notes
                                Senior 2001 Notes
                                Senior 2002 Notes
                                Senior 2017 Debentures
                         2.   UNSECURED DEBT (f)

________________________________________

(a) See "Capitalization" for the outstanding amounts of the debt obligations listed in the table as of December 31, 1993.

(b) Equally and ratably secured by a pledge of the capital stock of certain Subsidiaries under the Collateral Trust Agreement and certain related pledge and security agreements.

(c) All "Secured Debt," to the extent of the value of the security interests securing any such "Secured Debt," ranks ahead of all "Unsecured Debt." To the extent any amount of the "Secured Debt" is undersecured or becomes unsecured, any such amount will have the relative priority of "Unsecured Debt."

(d) Each of the principal domestic Subsidiaries has guaranteed the Bank Debt Obligations, subject to certain limits, and, pursuant to the Amended Contingent Payment Guarantees, the Senior 2002 Notes are entitled to participate in any collections made under the Amended Subsidiary Guarantees of the Bank Debt Obligations. Accordingly, the holders of such debt may have the ability (indirectly) to obtain repayment from the Subsidiaries.

(e) U.S. Gypsum is a co-obligor. Accordingly, holders of the Senior 2004 Debentures also have the ability to seek repayment directly from U.S. Gypsum.

(f) Includes IRBs of $38 million as of December 31, 1993 assumed by the Corporation and certain guarantee obligations (including the Corporation's guarantee of borrowings under the Revolving Credit Facility).


                                 USE OF PROCEEDS

     The Corporation will not receive any proceeds in connection with the Exchange Offer. The proceeds the Corporation received in the Old Note Placement along with proceeds expected to be received in connection with the Offering and additional cash on hand will be used to pay indebtedness and general corporate purposes, including capital expenditures for cost reduction, capacity improvement and future growth opportunities.


              PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited Pro Forma Condensed Consolidated Statement of Earnings for the year ended December 31, 1993 and the unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1993 illustrate the effect of the Transactions including the sale by the Corporation of 6,000,000 shares of Common Stock in the Offering based on an assumed offering price of $31 3/4 per share (the last reported sale price of the Common Stock on the NYSE Composite Tape on February 24, 1994). The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Selected Consolidated Financial Data," and the Corporation's Consolidated Financial Statements and related notes thereto incorporated by reference in this Prospectus.

     The unaudited Pro Forma Condensed Consolidated Statement of Earnings for the year ended December 31, 1993 was prepared as if the Transactions had occurred on January 1, 1993. Due to the Restructuring and implementation of fresh start accounting, financial statements effective May 7, 1993 are not comparable to financial statements prior to that date. However, for presentation of the Pro Forma Condensed Consolidated Statement of Earnings, total results for 1993 are shown under the caption "Total Before Adjustments." The adjustments set forth under the caption "Restructuring" reflect the implementation of the Prepackaged Plan on May 6, 1993, including the adoption of fresh start accounting prescribed by AICPA Statement of Position 90-7, and the issuance of $138 million in aggregate principal amount of Senior 2002 Notes on August 10, 1993 in exchange for bank debt as if those transactions had also occurred on January 1, 1993.

     The unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1993 was prepared as if the consummation of the Transactions had occurred on December 31, 1993.



                                 USG CORPORATION
             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                          Year Ended December 31, 1993
                                   (unaudited)
                  (Dollars in millions, except per share data)



                                                                TOTAL BEFORE            PRO FORMA ADJUSTMENTS
                                                                ------------      ---------------------------------
                                                               ADJUSTMENTS (A)    RESTRUCTURING (B)    TRANSACTIONS    PRO FORMA
                                                               ---------------    -----------------    ------------    ---------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . .        $1,916           $                   $              $1,916
Cost of products sold. . . . . . . . . . . . . . . . . . . .         1,544                                               1,544
                                                                   --------          --------            --------       -------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . .           372                                                 372
Selling and administrative expenses. . . . . . . . . . . . .           220                                                 220
Amortization of Excess Reorganization Value. . . . . . . . .           113                 57 (c)                          170
                                                                   --------          --------            --------       -------
Operating profit/(loss). . . . . . . . . . . . . . . . . . .            39                (57)                             (18)
Interest expense . . . . . . . . . . . . . . . . . . . . . .           178                (39) (d)         (16) (e)        123
Interest income. . . . . . . . . . . . . . . . . . . . . . .            (6)                                                 (6)
Other income, net. . . . . . . . . . . . . . . . . . . . . .            (2)                (1)                              (3)
Reorganization items . . . . . . . . . . . . . . . . . . . .          (709)               709 (f)                           -
                                                                   --------          --------            --------       -------
Earnings/(loss) before taxes on income, extraordinary gain
          and changes in accounting principles . . . . . . .           578               (726)              16            (132)
Taxes on income. . . . . . . . . . . . . . . . . . . . . . .            46                (17)               6              35
                                                                   --------          --------            --------       -------
Earnings/(loss) before extraordinary gain and changes in
          accounting principles. . . . . . . . . . . . . . .           532               (709)              10            (167)
                                                                   --------          --------            --------       -------
                                                                   --------          --------            --------       -------
Earnings/(loss) before extraordinary gain and changes in
          accounting principles per common share . . . . . .             - (g)                                           (3.87) (h)
                                                                   --------                                             -------
                                                                   --------                                             -------


               SEE ACCOMPANYING NOTES TO THE PRO FORMA CONDENSED
                       CONSOLIDATED STATEMENT OF EARNINGS.

                                 USG CORPORATION
       NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1993
                                   (UNAUDITED)
                              (DOLLARS IN MILLIONS)

     The following notes set forth the explanations and assumptions used in preparing the unaudited Pro Forma Condensed Consolidated Statement of Earnings. The pro forma adjustments are based on estimates by the Corporation's management using information currently available.

(a) Due to the Restructuring and implementation of fresh start accounting, financial statements for periods after May 6, 1993 are not comparable to financial statements prior to that date. However, for presentation of the Pro Forma Condensed Consolidated Statement of Earnings, results for 1993 are shown under the caption "Total Before Adjustments."

(b) The adjustments set forth under the caption "Restructuring" reflect the implementation of the Prepackaged Plan on May 6, 1993, including the adoption of fresh start accounting prescribed by AICPA Statement of Position 90-7, and the issuance of Senior 2002 Notes on August 10, 1993 in exchange for bank debt, as if those transactions had occurred on January 1, 1993.

(c) Reflects amortization of Excess Reorganization Value which would have been recorded during the period of January 1 through May 6, 1993 had the Restructuring been consummated on January 1, 1993.

(d) Reflects net reduction of interest expense for the period of January 1 through May 6, 1993 as a result of the assumed implementation of the Prepackaged Plan and issuance of Senior 2002 Notes on January 1, 1993. The net reduction has been estimated as follows:

     Decrease in interest expense:
          Bank debt. . . . . . . . . . . . . . . . . . . . .      $(21)
          7 3/8% senior notes due 1991 . . . . . . . . . . .        (3)
          13 1/4% senior subordinated debentures . . . . . .       (22)
          16% junior subordinated debentures . . . . . . . .       (18)
                                                                 ------
                                                                           $(64)
     Increase in interest expense:
          Senior 1995 Notes. . . . . . . . . . . . . . . . .         2
          Senior 1998 Notes. . . . . . . . . . . . . . . . .         1
          Senior 2002 Notes. . . . . . . . . . . . . . . . .        18
                                                                             21
     Amortization of reorganization debt discount. . . . . .                  4
                                                                          ------
     Net reduction of interest expense . . . . . . . . . . .                (39)
                                                                          ------


(e) Reflects net reduction of interest expense as a result of the Transactions. The net reduction has been estimated as follows:

     Decrease in interest expense:
          Bank debt. . . . . . . . . . . . . . . . . . . . .       $(8)
          Senior 1995 Notes. . . . . . . . . . . . . . . . .        (6)
          Senior 1996 Notes. . . . . . . . . . . . . . . . .        (5)
          Senior 1997 Notes. . . . . . . . . . . . . . . . .        (6)
          Senior 1998 Notes. . . . . . . . . . . . . . . . .        (3)
                                                                 ------
                                                                           $(28)
     Increase in interest expense:
          Senior 2001 Notes. . . . . . . . . . . . . . . . .                 14
     Amortization of reorganization debt discount. . . . . .                 (2)
                                                                          ------
     Net reduction of interest expense . . . . . . . . . . .                (16)
                                                                          ------


     Includes approximately $30 million aggregate principal amount of Senior 1996 Notes and approximately $35 million aggregate principal amount of Senior 1997 Notes received by the Corporation pursuant to the Old Note Placement and assumes additional purchases by the Corporation of $43 million additional principal amount of Senior 1996 Notes and $38 million additional principal amount of Senior 1997 Notes. Such purchases are assumed to be made at 100% of principal amount. However, the Senior 1996 Notes and Senior 1997 Notes are not callable and there can be no assurance that the Corporation will be able to purchase the additional Senior 1996 Notes or Senior 1997 Notes as shown. Funds not used to purchase additional Senior 1996 Notes and Senior 1997 Notes within 12 months after the consummation of the Offering may become subject to the cash sweep mechanism under the Credit Agreement. If the Corporation is unable to purchase the additional Senior 1996 Notes and Senior 1997 Notes as shown, pro forma pre-tax interest expense could increase by up to $2 million and pro forma earnings before extraordinary gain and changes in accounting principles could decrease by up to $1 million, or $0.02 per share. See "Description of Credit Agreement."

(f) Reflects the elimination of the net gain from reorganization items associated with the implementation of the Prepackaged Plan and the adoption of fresh start accounting, since this gain would have been recorded in the period prior to January 1, 1993.

(g) Due to the Restructuring and implementation of fresh start accounting, earnings/(loss) before extraordinary gain and changes in accounting principles per common share for 1993 shown under the caption "Total Before Adjustments" is not meaningful and therefore has been omitted.

(h) Pro forma earnings/(loss) before extraordinary gain and changes in accounting principles per common share is computed based upon an average of 43,157,590 shares of Common Stock assumed to be outstanding during the year ended December 31, 1993. Amortization of Excess Reorganization Value
     ($170 million) and reorganization debt discount ($10 million) reduced pro forma earnings/(loss) before extraordinary gain and changes in accounting principles per common share by $4.17 (or $180 million in total). Reorganization debt discount is a component of interest expense.

                                 USG CORPORATION
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1993
                                   (UNAUDITED)
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)



                                     ASSETS


                                                               HISTORICAL      ADJUSTMENTS     PRO FORMA
                                                               ----------      -----------     ---------
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . .        $211           $(65)(a)         $146
  Receivables. . . . . . . . . . . . . . . . . . . . . . .         264                             264
  Inventories. . . . . . . . . . . . . . . . . . . . . . .         145                             145
                                                               -------         ----------      -------
      Total current assets . . . . . . . . . . . . . . . .         620            (65)             555
Property, plant and equipment, net . . . . . . . . . . . .         754                             754
Excess Reorganization Value, net . . . . . . . . . . . . .         735                             735
Other assets . . . . . . . . . . . . . . . . . . . . . . .          54                              54
                                                               -------         ----------      -------
      Total assets . . . . . . . . . . . . . . . . . . . .       2,163            (65)           2,098
                                                               -------         ----------      -------
                                                               -------         ----------      -------


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable . . . . . . . . . . . . . . . . . . . .        $104           $                $104
  Accrued expenses . . . . . . . . . . . . . . . . . . . .         208                             208
  Notes payable. . . . . . . . . . . . . . . . . . . . . .           2                               2
  Long-term debt maturing within one year. . . . . . . . .         165           (158)(b)            7
  Taxes on income. . . . . . . . . . . . . . . . . . . . .          20                              20
                                                               --------        ----------      --------
      Total current liabilities. . . . . . . . . . . . . .         499           (158)             341
                                                               --------        ----------      --------

Long-term debt . . . . . . . . . . . . . . . . . . . . . .       1,309            (87)(b)        1,222
Deferred income taxes. . . . . . . . . . . . . . . . . . .         180                             180
Other liabilities. . . . . . . . . . . . . . . . . . . . .         309                             309
Stockholders' equity/(deficit):
  Preferred stock. . . . . . . . . . . . . . . . . . . . .           -                               -
  Common stock . . . . . . . . . . . . . . . . . . . . . .           4              1 (c)            5
  Capital received in excess of par value. . . . . . . . .           -            180 (c)          180
  Deferred currency translation. . . . . . . . . . . . . .          (9)                             (9)
  Reinvested earnings/(deficit). . . . . . . . . . . . . .        (129)            (1)(d)         (130)
                                                               --------        ----------      --------
      Total stockholders' equity/(deficit) . . . . . . . .        (134)           180               46
                                                               --------        ----------      --------
      Total liabilities and stockholders' equity . . . . .       2,163            (65)           2,098
                                                               --------        ----------      --------
                                                               --------        ----------      --------

Book value/(deficit) per common share. . . . . . . . . . .       (3.61)          4.68             1.07
                                                               --------        ----------      --------
                                                               --------        ----------      --------


  SEE ACCOMPANYING NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET.

                                 USG CORPORATION
           NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1993
                                   (UNAUDITED)
                              (DOLLARS IN MILLIONS)


     The following notes set forth the explanations and assumptions used in preparing the unaudited Pro Forma Condensed Consolidated Balance Sheet. The pro forma adjustments are based on estimates by the Corporation's management using information currently available.

(a)  Reflects the reduction in cash and cash equivalents as follows:

      Payment of bank debt . . . . . . . . . . . . . . . . . . . . . .    $(140)
      Retirement of Senior 1995 Notes. . . . . . . . . . . . . . . . .      (75)
      Retirement of Senior 1996 Notes. . . . . . . . . . . . . . . . .      (73)
      Retirement of Senior 1997 Notes. . . . . . . . . . . . . . . . .      (73)
      Retirement of Senior 1998 Notes. . . . . . . . . . . . . . . . .      (35)
      Issuance for cash of Old Notes in the Old Note Placement . . . .      150
      Issuance of Common Stock in the Offering . . . . . . . . . . . .      181
                                                                          ------
      Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (65)
                                                                          ------
                                                                          ------


     Includes approximately $30 million aggregate principal amount of Senior 1996 Notes and approximately $35 million aggregate principal amount of Senior 1997 Notes received by the Corporation pursuant to the Old Note Placement and assumes additional purchases by the Corporation of $43 million additional principal amount of Senior 1996 Notes and $38 million additional principal amount of Senior 1997 Notes. Such purchases are assumed to be made at 100% of principal amount. However, the Senior 1996 Notes and Senior 1997 Notes are not callable and there can be no assurance that the Corporation will be able to purchase the additional Senior 1996 Notes or Senior 1997 Notes as shown. Funds not used to purchase additional Senior 1996 Notes and Senior 1997 Notes within 12 months after the consummation of the Offering may become subject to the cash sweep mechanism under the Credit Agreement. If the Corporation is unable to purchase the additional Senior 1996 Notes and Senior 1997 Notes as shown, pro forma pre-tax interest expense could increase by up to $2 million and pro forma earnings before extraordinary gain and changes in accounting principles could decrease by up to $1 million, or $0.02 per share. See "Description of Credit Agreement."

(b)  Reflects net reduction of short and long-term debt as follows:

      Payment of bank debt . . . . . . . . . . . . . . . . . . . . . .    $(140)
      Retirement of Senior 1995 Notes. . . . . . . . . . . . . . . . .      (75)
      Retirement of Senior 1996 Notes. . . . . . . . . . . . . . . . .      (73)
      Retirement of Senior 1997 Notes. . . . . . . . . . . . . . . . .      (73)
      Retirement of Senior 1998 Notes. . . . . . . . . . . . . . . . .      (35)
      Issuance of Old Notes in the Old Note Placement. . . . . . . . .      150
                                                                          ------
                                                                           (246)
      Write-off of related unamortized reorganization discount . . . .        1
                                                                          ------
      Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (245)
                                                                          ------
                                                                          ------


(c) Reflects the sale by the Corporation of 6,000,000 shares of Common Stock in the Offering yielding net proceeds of $181 million based on an assumed offering price of $31 3/4 per share (the last reported sale price of the Common Stock on the NYSE Composite Tape on February 24, 1994).

(d) Reflects the write-off of an additional $1 million of unamortized reorganization debt discount which would have been recorded on December 31, 1993 if the Transactions had occurred on that date.

                      SELECTED CONSOLIDATED FINANCIAL DATA
    (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA AND GYPSUM WALLBOARD PRICES)

     The following table presents selected historical consolidated financial information of the Corporation for the post-Restructuring period of May 7 through December 31, 1993 and for the pre-Restructuring periods of January 1 through May 6, 1993 and the five years ended December 31, 1992. Due to the Restructuring and implementation of fresh start accounting, financial statements effective May 7, 1993 are not comparable to financial statements for periods prior to that date. Accordingly, a vertical line has been added to separate such information. The information provided below has not been audited. However, the selected annual historical consolidated financial information presented below has been derived from the Consolidated Financial Statements of the Corporation and the Subsidiaries which were examined by Arthur Andersen & Co., whose report with respect to certain of such financial statements is incorporated by reference in this Prospectus. The following financial information should be read in conjunction with "Pro Forma Condensed Consolidated Financial Statements," and the Corporation's Consolidated Financial Statements and notes thereto, incorporated by reference in this Prospectus.


                                                                           JANUARY 1             YEARS ENDED DECEMBER 31
                                                      MAY 7 THROUGH      THROUGH MAY 6, ------------------------------------------
                                                    DECEMBER 31, 1993       1993(A)       1992     1991     1990     1989     1988
                                                    -----------------    -------------    ----     ----     ----     ----     ----
EARNINGS STATEMENT DATA:
  Net sales. . . . . . . . . . . . . . . . . . . . .         $1,325           $591      $1,777   $1,712   $1,915   $2,007   $2,070
  Cost of products sold. . . . . . . . . . . . . . .          1,062            482       1,460    1,385    1,499    1,506    1,536
                                                    ---------------      ---------      ------   ------   ------   ------   ------
  Gross profit . . . . . . . . . . . . . . . . . . .            263            109         317      327      416      501      534
  Selling and administrative expenses. . . . . . . .            149             71         218      194      203      209      223
  Amortization of Excess Reorganization Value. . . .            113             --          --       --       --       --
  Restructuring expenses . . . . . . . . . . . . . .             --             --          --       --       18       --       20
                                                    ---------------      ---------      ------   ------   ------   ------   ------
  Operating profit . . . . . . . . . . . . . . . . .              1             38          99      133      195      292      291
  Interest expense . . . . . . . . . . . . . . . . .             92             86         334      333      292      297      178
  Interest income. . . . . . . . . . . . . . . . . .             (4)            (2)        (12)     (11)      (8)     (10)     (13)
  Other (income)/expense, net. . . . . . . . . . . .             (8)             6           1        5        5       15       16
  Reorganization items . . . . . . . . . . . . . . .             --           (709)(b)      --       --       --       --       --
  Nonrecurring gain. . . . . . . . . . . . . . . . .             --             --          --       --      (34)     (33)      --
  Taxes on income/(income tax benefit) . . . . . . .             29             17         (33)     (53)      (6)       3       43
  Extraordinary gain/(loss), net of taxes. . . . . .            (21)           944          --       --       --       --       --
  Changes in accounting principles, net. . . . . . .             --           (150)         --       --       --       --       --
  Earnings/(loss) from discontinued
   operations, net . . . . . . . . . . . . . . . . .             --             --          --      (20)     (36)       8       58
                                                    ---------------      ---------      ------   ------   ------   ------   ------
  Net earnings/(loss) (c). . . . . . . . . . . . . .           (129)         1,434        (191)    (161)     (90)      28      125
                                                    ---------------      ---------      ------   ------   ------   ------   ------
                                                    ---------------      ---------      ------   ------   ------   ------   ------
  Average number of common shares (d). . . . . . . .     37,157,672
  Loss before extraordinary loss per common share. .          (2.90)
  Net loss per common share (c)(d) . . . . . . . . .          (3.46)
  Dividends paid per common share (d). . . . . . . .             --
BALANCE SHEET DATA (as of the end of the period):
  Total assets . . . . . . . . . . . . . . . . . . .          2,163          2,194       1,659    1,626    1,675    1,585    1,806
  Total debt . . . . . . . . . . . . . . . . . . . .          1,531(e)       1,556 (e)   2,711    2,660    2,600    2,428    2,643
  Total stockholders' equity/(deficit) . . . . . . .           (134)             4      (1,880)  (1,680)  (1,518)  (1,438)  (1,471)
OTHER INFORMATION:
  EBITDA (f) . . . . . . . . . . . . . . . . . . . .            155             63         159      194      280      361      383
  Depreciation, depletion and
   amortization (g). . . . . . . . . . . . . . . . .             44             22          66       68       76       79       79
  Capital expenditures . . . . . . . . . . . . . . .             29             12          49       49       64       76       81
  Gross margin (h) . . . . . . . . . . . . . . . . .          19.8%          18.4%       17.8%    19.1%    21.7%    25.0%    25.8%
  EBITDA margin (i). . . . . . . . . . . . . . . . .          11.7%          10.7%        8.9%    11.3%    14.6%    18.0%    18.5%
  Ratio of earnings to fixed charges (j). . . . . . . .         --(k)         8.5(l)       --(m)    --(m)    --(m)    1.1      1.6
  Gypsum wallboard shipments: (n)
    Total U.S. Industry. . . . . . . . . . . . . . .           14.9            6.7        20.3     18.4     20.7     21.3     21.3
    U.S. Gypsum. . . . . . . . . . . . . . . . . . .            5.0            2.3         7.2      6.6      7.2      7.2      7.3
  Average U.S. Gypsum wallboard price (o). . . . . .         $80.58         $75.81      $71.58   $72.53   $79.08   $85.68   $90.65


NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA



__________________________
(a)  Fresh start accounting adjustments were recorded on May 6, 1993.

(b) Reflects one-time gain from reorganization items, including an $851 million gain from recording Excess Reorganization Value, partially offset by other fresh start adjustments, fees and expenses associated with the Restructuring and a write-off of deferred financing costs associated with the 1988 Recapitalization.

(c) For the period of May 7 through December 31, 1993, amortization of Excess Reorganization Value ($113 million) and reorganization debt discount
     ($8 million) reduced reported net earnings by $121 million, or $3.26 per share. Reorganization debt discount is a component of interest expense.

(d) Common shares and per share data for periods prior to May 7, 1993 have been omitted because, due to the Restructuring and implementation of fresh start accounting, they are not meaningful.

(e) Total debt as of December 31 and May 6, 1993 are shown at principal amounts. The carrying amounts (net of unamortized reorganization debt discount) as reflected on the Corporation's balance sheets as of those dates are $1,476 million and $1,461 million, respectively.

(f) EBITDA represents earnings before interest, taxes, depreciation, depletion, amortization, non-cash postretirement charges, reorganization items, extraordinary gain, discontinued operations and changes in accounting principles. The Corporation believes EBITDA is helpful in understanding cash flow generated from operations that is available for taxes, debt service and capital expenditures. In addition, EBITDA facilitates the monitoring of covenants related to certain long-term debt and other agreements entered into in conjunction with the Restructuring. EBITDA should not be considered by investors as an alternative to net earnings as an indicator of the Corporation's operating performance or to cash flows as a measure of its overall liquidity.

(g) Excludes amortization of Excess Reorganization Value, which is shown separately under "Earnings Statement Data."

(h)  Gross profit as a percentage of net sales.

(i)  EBITDA as a percentage of net sales.

(j) For purposes of computing the ratio of earnings from continuing operations to fixed charges, earning from continuing operations are defined as earnings/(loss) from continuing operations before taxes on income, plus interest expense, plus amortization of capitalized financing costs. Fixed charges are defined as interest expense plus amortization of capitalized financing costs. The interest factor in rental expense had an insignificant effect on the ratios.

(k) For the period May 7 through December 31, 1993 earnings from continuing operations were inadequate to cover fixed charges.The amount of the coverage deficiency was $79 million. Included in earnings from continuing operations before taxes was a non-cash charge for amortization of Excess Reorganization Value of $113 million.

(l) Earnings from continuing operations for the period January 1 through May 6, 1993 includes a restructuring gain of $709 million. Without this gain, earnings from continuing operations would have been inadequate to cover fixed charges by $52 million.

(m) For the years ended December 31, 1992, 1991, and 1990, earnings from continuing operations were inadequate to cover fixed charges. The amount of the coverage deficiency were $224 million, $194 million, and $60 million, respectively, of which $74 million, $63 million and $54 million, respectively, of such fixed charges were pay-in-kind interest on the Old Junior Subordinated Debentures.

(n)  In billions of square feet.

(o) Represents average price per thousand square feet realized by U.S. Gypsum during the periods shown.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Corporation and the Subsidiaries as of December 31, 1993 and as adjusted to give effect to the Transactions, including the issuance and sale of 6,000,000 shares of Common Stock by the Corporation in the Offering, based on an assumed offering price of $31 3/4 per share (the last reported sale price of the Common Stock on the NYSE Composite Tape on February 24, 1994). This table should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements contained elsewhere in this Prospectus.


                                                                                               AS OF DECEMBER 31, 1993
                                                                                              --------------------------
                                                                                              HISTORICAL    PRO FORMA(A)
                                                                                              ----------    ------------
                                                                                                     (UNAUDITED)
                                                                                                (DOLLARS IN MILLIONS)
    Total Debt:
    Bank debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $448           $308
    Senior notes and debentures:
      8% Senior Notes due 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           75             --
      8% Senior Notes due 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           90             17
      8% Senior Notes due 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          100             27
      9% Senior Notes due 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           35             --
      9 1/4% Senior Notes due 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . .           --            150
      10 1/4% Senior Notes due 2002. . . . . . . . . . . . . . . . . . . . . . . . . . .          478            478
      7 7/8% Sinking Fund Debentures due 2004. . . . . . . . . . . . . . . . . . . . . .           36             36
      8 3/4% Sinking Fund Debentures due 2017. . . . . . . . . . . . . . . . . . . . . .          200            200
    Industrial revenue bonds and other secured debt. . . . . . . . . . . . . . . . . . .           69             69
                                                                                              --------       --------
    Total principal amount of debt . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,531          1,285
    Less unamortized reorganization discount . . . . . . . . . . . . . . . . . . . . . .          (55)           (54)
                                                                                              --------       --------
    Total carrying amount of debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,476          1,231
                                                                                              --------       --------
    Stockholders' Equity/(Deficit):
      Preferred Stock, $1 par value, 36,000,000 shares authorized, no shares
        outstanding. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           --             --
      Common Stock, $0.10 par value, 200,000,000 shares authorized, 37,158,085 shares outstanding prior to the Offering, 43,158,085 shares outstanding upon
        consummation of the Offering (b) . . . . . . . . . . . . . . . . . . . . . . . .            4              5
      Capital received in excess of par value. . . . . . . . . . . . . . . . . . . . . .            -            180
      Deferred currency translation. . . . . . . . . . . . . . . . . . . . . . . . . . .           (9)            (9)
      Reinvested earnings/(deficit). . . . . . . . . . . . . . . . . . . . . . . . . . .         (129)          (130)
                                                                                              --------       --------
        Total stockholders' equity/(deficit) . . . . . . . . . . . . . . . . . . . . . .         (134)            46
                                                                                              --------       --------
          Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $1,342         $1,277
                                                                                              --------       --------
                                                                                              --------       --------


___________________________________

(a) Includes approximately $30 million aggregate principal amount of Senior 1996 Notes and approximately $35 million aggregate principal amount of Senior 1997 Notes received by the Corporation pursuant to the Old Note Placement and assumes additional purchases by the Corporation of $43 million additional principal amount of Senior 1996 Notes and $38 million additional principal amount of Senior 1997 Notes. Such purchases are assumed to be made at 100% of principal amount. However, the Senior 1996 Notes and Senior 1997 Notes are not callable and there can be no assurance that the Corporation will be able to purchase the additional Senior 1996 or 1997 Senior Notes as shown. Funds not used to purchase Senior 1996 Notes and Senior 1997 Notes within 12 months after the consummation of the Offering may become subject to the cash sweep mechanism under the Credit Agreement. See "Description of Credit Agreement."

(b) Does not include (i) warrants to purchase up to an aggregate of 2,601,619 shares of Common stock which are immediately exercisable at a price of $16.14 per share (ii) options held by management to purchase up to an aggregate of 1,673,000 shares of Common Stock which will become exercisable at a price of $10.3125 per share in the years 1994 and 1996 and (iii) options for 933,000 shares of Common Stock granted on February 9, 1994 to 76 officers and key managers at the exercise price of $32.5625 per share.
     These options become exercisable at the rate of one-third of the aggregate grant on each of the first three anniversaries of the date of grant and expire on the tenth anniversary of the date of grant, except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.


                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     In connection with the Old Note Placement, the Old Notes were originally issued and sold to the Initial Purchasers on February 17, 1994. Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. In connection with the sale of the Old Notes, pursuant to the Registration Rights Agreement the Corporation agreed, among other things, to file with the Commission and have declared effective a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which another series of notes of the Corporation covered by such registration statement and containing substantially the same terms as the Old Notes would be offered in exchange for the Old Notes tendered at the option of the holders thereof. Therefore, the purpose of the Exchange Offer is to fulfill certain of the Corporation's obligations with respect to the Registration Rights Agreement. See "Description of Registration Rights Agreement."

     Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the 1986 Indenture in connection with the Exchange Offer. The Corporation intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

TERMS OF EXCHANGE

     The Corporation hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of New Notes for each $1,000 in principal amount of the Old Notes. The terms of the New Notes are substantially identical to the terms of the Old Note for which they may be exchanged pursuant to this Exchange Offer, except that the New Notes will generally be freely transferable by holders thereof and except that they will not be subject to any covenant regarding registration or entitled to the payment of Liquidated Damages. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the 1986 Indenture. See "Description of New Notes."

     The Corporation will accept for exchange, on a continuing basis, any and all Old Notes properly tendered in the Exchange Offer, at any time and from time to time on or after the next business day following the proper tender of any Old Note through and including the next business day following the Expiration Date. The New Notes will be delivered, as promptly as practicable after acceptance of the Old Notes for exchange by the Corporation. See "The Exchange Offer -- Acceptance of Old Notes for Exchange; Delivery of New Notes." Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Corporation believes that New Notes issued pursuant to the Exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution." Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes could not rely on the position of the staff of the Commission enunciated in EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Corporation.

     Interest on the New Notes shall accrue from the last Interest Payment Date on which interest was paid on the Old Notes surrendered in the Exchange Offer or, if no interest has been paid on such Old Notes, from February 17, 1994.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The Exchange Offer shall expire on the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York time, on ________________, 1994, unless the Corporation in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Exchange Offer, as so extended by the Corporation, shall expire. The Corporation reserves the right to extend the Exchange Offer at any time and from time to time by timely public announcement communicated, unless otherwise required by applicable law or regulation, by issuing a press release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer. The Corporation expressly reserves the right (i) to terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Corporation and (ii) to amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Old Notes.

HOW TO TENDER

     The tender to the Corporation of Old Notes by a beneficial holder thereof constitutes an agreement between such holder and the Corporation in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     A holder of notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and any required signature guarantees, and delivering the same to the Exchange Agent at the address set forth herein on or prior to the Expiration Date, or (ii) complying with the guaranteed delivery procedures described below.

      A tender of Old Notes must be accompanied by written instruments of transfer in form satisfactory to the Corporation and duly executed by the registered holder and the signature or the endorsement or instrument of transfer must be guaranteed by a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (any of the foregoing hereinafter referred to as an "Eligible Institution"). The signatures need not be guaranteed if tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder.

     The method of delivery of Old Notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, proper insurance obtained, and the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

     If a holder of the Old Notes desires to accept the Exchange Offer and time will not permit a Letter of Transmittal to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at its office listed on the back cover hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered, and stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method (and any other required documents are timely delivered) are recorded by or deposited with the Exchange Agent within the time period set forth above the Corporation may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when the Exchange Agent actually receives the tendering holder's properly completed and duly signed Letter of Transmittal (or a facsimile thereof), together with
(i) the Old Note being tendered, properly endorsed for transfer, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Old Notes being tendered.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Corporation, whose determination will be final and binding. The Corporation reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Corporation's counsel, be unlawful. The Corporation also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. The Corporation, the Exchange Agent or any other person will not be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Corporation and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer its interest in the Old Notes and to acquire New Notes issuable upon exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Corporation will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim.
The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Corporation to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Note or transfer ownership of such Old Notes. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     The Transferor certifies that it is not an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act (or, if it is an affiliate, that it will comply with the applicable requirements of the Securities Act) and that it is acquiring the New Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such New Notes. The Letter of Transmittal requires each broker-dealer to represent that it will deliver a prospectus in connection with any resale of any New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

NO WITHDRAWAL RIGHTS

     Tenders of Old Notes pursuant to the Exchange Offer are irrevocable and may not be withdrawn.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the Corporation will accept for exchange, on a continuing basis, any and all Old Notes properly tendered in the Exchange Offer, at any time and from time to time on or after the next business day following the proper tender of any Old Note through and including the next business day following the Expiration Date. For the purposes of the Exchange Offer, the Corporation shall be deemed to have accepted for exchange validly tendered Old Notes as, if and when, the Corporation has given oral or written notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of causing the Old Note to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of New Notes to be issued in exchange for accepted Old Notes will be made by the Exchange Agent as promptly practicable after acceptance of Old Notes for exchange by the Corporation. Tendered Old Notes not accepted for exchange by the Corporation will be returned without expense to the tendering holders promptly following the Expiration Date or, if the Corporation terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is terminated.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Corporation will not be required to issue New Notes in respect of any properly tendered Old Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by issuing a press release to the Dow Jones News Service), or at its option, modify or otherwise amend the Exchange Offer, if either of the following events occur:

          (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the sole judgment of the Corporation, would prohibit, restrict or otherwise render illegal, consummation of the Exchange Offer;

          (b) there shall have occurred a change in the current interpretation by the staff of the Commission that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any such holder that is an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangements with any person to participate in the distribution of such New Notes; and

          (c) subject to the provisions described below, if, at any time prior to the consummation of the Exchange Offer, (i) the Corporation reasonably determines, in good faith, that (A) the New Notes would not, upon receipt, be tradeable by holders of at least $37.5 million in aggregate principal amount of Old Notes without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws, (B) the interests of the holders of the Old Notes, taken as a whole, would be materially adversely affected by the consummation of the Exchange Offer, or (C) after conferring with counsel, the SEC is unlikely to permit the consummation of the Exchange Offer, or (ii) the holders of at least
     $30 million in aggregate principal amount of Old Notes notify the Corporation in writing that they have reasonably determined in good faith, based upon advice of counsel, that (A) the participation of such holders in the Exchange Offer is not legally permitted, (B) the New Notes would not, upon receipt, be tradeable by such holders without restrictions under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws, or (C) after conferring with counsel, there exists a court decision or administrative action that might reasonably be expected to have a material adverse effect on such holders in the event such holders participated in the Exchange Offer.

     Subject to the provisions described below with respect to events specified in clause (c), the Corporation expressly reserves the right to terminate the Exchange Offer and not to accept for exchange any Old Notes upon the occurrence of either of the foregoing conditions (which represent all of the material conditions to the acceptance by the Corporation of properly tendered Old Notes). In addition, the Corporation may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occurs. Moreover, regardless of whether either of such conditions has occurred, the Corporation may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Old Notes and is not prohibited by the Registration Rights Agreement.

     The conditions specified above are for the sole benefit of the Corporation and may be waived by the Corporation, in whole or in part, in its sole discretion. Any determination made by the Corporation concerning an event, development or circumstance described or referred to in clauses (a) and (b) will be final and binding on all parties.

     If any of the events specified in clause (c) occur, then the Corporation shall promptly deliver to the holders of the Old Notes and the 1986 Indenture Trustee the Shelf Notice and as soon as practicable thereafter shall file the Shelf Registration Statement. Upon the delivery of a Shelf Notice for any of the reasons specified clause (c), the Corporation shall have no further obligation with respect to the Exchange Offer and may terminate the Exchange Offer unless the holders of at least $37.5 million in aggregate principal amount of Old Notes notify the Corporation in writing that such holders intend to and may, under applicable law, participate in the Exchange Offer, in which case the Corporation's obligations under the Registration Rights Agreement with respect to such holders concerning the Exchange Offer and with respect to other holders of the Old Notes concerning the Shelf Registration Statement, shall be concurrent and independent. The Corporation will pay all expenses incurred in connection with the Exchange Offer, whether or not it becomes effective or is consummated. See "Description of Registration Rights Agreement."

EXCHANGE AGENT

     Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60690, has been appointed as the Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth herein. Harris Trust and Savings Bank also acts as the Transfer Agent (the "Transfer Agent") with respect to the Senior 2001 Notes and the trustee under the 1986 Indenture.

     Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

SOLICITATION OF TENDERS; EXPENSES

     The Corporation will pay all Registration Expenses (as defined in the Registration Rights Agreement) incurred in connection with the Exchange Offer, whether or not it becomes effective or is consummated. The Corporation has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptance of the Exchange Offer. Each holder of the Old Notes shall pay all of its expenses that are not Registration Expenses including, without limitation, all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of the Old Notes. The Corporation will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Corporation will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for their customers.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus and, if given or made, such information or representations should not be relied upon as having been authorized by the Corporation. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implications that there has been no change in the affairs of the Corporation since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Corporation may, however, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Corporation by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, the Corporation will have fulfilled a covenant contained in the terms of the Old Notes and the Registration Rights Agreement. Holders of the notes who do not tender their Old Notes in the Exchange Offer will continue to beneficially hold such Old Notes and will be entitled to all rights, and limitations applicable thereto, under the 1986 Indenture, except for any such rights under the Registration Rights Agreement, which by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. See "Description of Registration Rights Agreement." All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Old Notes and in the 1986 Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

     The Corporation may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent offers or otherwise. The Corporation has, however, no present plan to acquire any Old Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Old Notes that are not tendered pursuant to the Exchange Offer.

     Broker-dealers may be obligated to deliver a prospectus meeting the requirements of the Securities Act with respect to resales of New Notes. See "Plan of Distribution."


                  DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Registration Rights Agreement among the Corporation and the Initial Purchasers, the Corporation agreed to use its reasonable best efforts to file with the Commission as soon as practicable after consummation of the Old Note Placement, but in no event later than February 28, 1994 the Exchange Offer Registration Statement and to cause it to become effective by April 28, 1994 (the "Target Effective Date"), with respect to the New Notes, and upon becoming effective, to offer the holders of the Old Notes the opportunity to exchange their Old Notes for such notes. The Corporation therefore is conducting the Exchange Offer.

     If, at any time prior to the consummation of the Exchange Offer, (i) the Corporation reasonably determines, in good faith, that (A) the New Notes would not, upon receipt, be tradeable by holders of at least $37.5 million in aggregate principal amount of Old Notes without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws, (B) the interests of the holders of the Old Note, taken as a whole, would be materially adversely affected by the consummation of the Exchange Offer, or (C) after conferring with counsel, the SEC is unlikely to permit the consummation of the Exchange Offer, or (ii) the holders of at least $30 million in aggregate principal amount of Old Notes notify the Corporation in writing that they have reasonably determined in good faith, based upon advice of counsel, that (A) the participation of such holders in the Exchange Offer is not legally permitted, (B) the New Notes would not, upon receipt, be tradeable by such holders without restrictions under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws, or (C) after conferring with counsel, there exists a court decision or administrative action that might reasonably be expected to have a material adverse effect on such holders in the event such holders participated in the Exchange Offer, then the Corporation shall promptly deliver to the holders of the Old Notes and the 1986 Indenture Trustee notice thereof (the "Shelf Notice") and as soon as practicable thereafter shall file a shelf registration statement covering resales of the Old Notes (the "Shelf Registration Statement"). Upon the delivery of a Shelf Notice for any of the foregoing reasons, the Corporation shall have no further obligation with respect to the Exchange Offer and may terminate the Exchange Offer unless the holders of at least $37.5 million in aggregate principal amount of Old Notes notify the Corporation in writing that such holders intend to and may, under applicable law, participate in the Exchange Offer, in which case the Corporation's obligations under the Registration Rights Agreement with respect to such holders concerning the Exchange Offer and with respect to other holders of the Old Notes concerning the Shelf Registration Statement shall be concurrent and independent. The Corporation will pay all expenses incurred in connection with the Exchange Offer, whether or not it becomes effective or is consummated.

     Under the Registration Rights Agreement, if the Exchange Offer is not consummated on or before May 27, 1994 (the "Target Consummation Date"), the Corporation shall pay, subject to certain limitations as discussed below, liquidated damages ('Liquidated Damages") to each holder of Registrable Securities (under the Registration Rights Agreement, Registrable Securities means each Old Note; PROVIDED, HOWEVER, that such Old Note shall cease to be a Registrable Security when (i) a Registration Statement with respect to such Old Note shall have been declared effective under the Securities Act and such Security shall have been disposed of pursuant to such Registration Statement,
(ii) such Old Note has been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, or (iii) such Old Note shall have ceased to be outstanding), in an amount equal to $.10 per $1,000 outstanding principal amount of Registrable Securities per week beginning on the Target Consummation Date. If the Shelf Registration is filed but has not become effective on or before the Target Effective Date or the Extended Effective Date (as defined in the Registration Rights Agreement), as the case may be, the Corporation shall pay Liquidated Damages to each holder of Registrable Securities in an amount equal to $.10 per $1,000 outstanding principal amount of Registrable Securities per week beginning on the Target Effective Date or the Extended Effective Date, as the case may be. The weekly Liquidated Damages associated with a late declaration of effectiveness or a late consummation of the Exchange Offer shall increase by an amount equal to $.05 per $1,000 outstanding principal amount of Registrable Securities 90 days after the Target Consummation Date, the Target Effective Date or the Extended Effective Date, as the case may be, and shall thereafter increase by an amount equal to $.05 per $1,000 outstanding principal amount at the end of each subsequent
90 day period for so long as the Exchange Offer or the Shelf Registration is not declared effective or consummated, as the case may be.

     If a stop order is imposed or if, subject to certain exceptions, for any other reason the effectiveness of the Shelf Registration Statement is suspended during the Shelf Registration Period (as defined in the Registration Rights Agreement), then the Corporation shall pay Liquidated Damages to each holder of Registrable Securities in an amount equal to $.10 per $1,000 outstanding principal amount of Registrable Securities per week beginning on the date of such stop order or other suspension of effectiveness. The weekly Liquidated Damages associated with a suspension of the effectiveness of the Shelf Registration shall increase by an amount equal to $.05 per $1,000 outstanding principal amount of Registrable Securities 90 days after the stop order was imposed or the Shelf Registration was otherwise suspended, and shall thereafter increase by an amount equal to $.05 per $1,000 outstanding principal amount of Registerable Securities at the end of each subsequent 90 day period for so long as the effectiveness remains suspended. Liquidated Damages shall be deemed to commence accruing on the day in which the event triggering such Liquidated Damages occurs. Notwithstanding the foregoing, the Liquidated Damages on the Registrable Securities (i) may not exceed an amount equal to $.20 per week per $1,000 outstanding principal amount of Registerable Securities in the aggregate, and (ii) shall automatically cease to accrue upon the date that the event giving rise to such Liquidated Damages ceases to exist or has been cured (i.e., on the date on which the declaration of effectiveness or consummation occurs, or the stop order or other suspension is narrowed, as the case may be).


     Under the Registration Rights Agreement, the Corporation and the Initial Purchasers have agreed that the Liquidated Damages constitute a reasonable estimate of the damages that will be suffered by holders of Registrable Securities by reason of the failure of the Shelf Registration or Exchange Offer, to be declared effective, to remain effective, or be consummated, as the case may be, in accordance with the Registration Rights Agreement. In the event the Corporation shall fail, for whatever reason, to comply with its obligations under the Registration Rights Agreement with respect to the Exchange Offer or the Shelf Registration described therein, whether or not such failure is in the control of the Corporation, but provided that such failure is not primarily as a result of the action of any holder of the Old Notes, the sole and exclusive remedy available to each holder with respect to such failure shall be the application of Liquidated Damages in accordance with of the Registration Rights Agreement.

                            DESCRIPTION OF NEW NOTES

     The Senior 1996 Notes, the Senior 1997 Notes and the Senior 2017 Debentures were issued under an indenture and certain related instruments delivered thereunder (collectively, the "Original 1986 Indenture"), dated as of October 1, 1986, between the Corporation and the Harris Trust and Savings Bank, as trustee (the "1986 Indenture Trustee"). As part of the Restructuring, the Original 1986 Indenture was supplemented by resolutions adopted by the Board (the "Bond Board Resolutions") and an officer's certificate delivered in accordance therewith to provide for the Senior 1995 Notes and the Senior 1998 Notes. In connection with the Old Note Placement, the Original 1986 Indenture was supplemented by further resolutions adopted by the Board (the "Old Note Bond Board Resolutions") and an officer's certificate delivered in accordance therewith to provide for the Old Notes. In connection with the Exchange Offer, the Original 1986 Indenture was again supplemented by further resolutions adopted by the Board (the "New Note Bond Board Resolutions" and collectively with the Old Note Bond Board Resolutions, the "1994 Bond Board Resolutions") and an officer's certificate delivered in accordance therewith to provide for the New Notes. The Senior 1995 Notes, the Senior 1996 Notes, the Senior 1997 Notes, the Senior 1998 Notes, the Senior 2001 Notes and the Senior 2017 Debentures are collectively referred to herein as the "1986 Indenture Securities." Conformed copies of the Original 1986 Indenture, the Bond Board Resolutions and the 1994 Bond Board Resolution have been filed as exhibits to the Registration Statement and are available as described under "Available Information." Whenever particular provisions or defined terms of the 1986 Indenture Securities or the Original 1986 Indenture, as supplemented by the Bond Board Resolutions and the 1994 Bond Board Resolutions, are referred to, such provisions or defined terms are deemed incorporated herein by reference and such statements are qualified in their entirety by such reference. The Original 1986 Indenture as supplemented by the Bond Board Resolutions and the 1994 Bond Board Resolutions is referred to herein as the "1986 Indenture." Initial capitalized terms which are defined in the 1986 Indenture are used herein as so defined.

GENERAL

     The New Notes are a series of securities which are limited to $150 million aggregate principal amount. The New Notes bear interest at 9 1/4% per annum and will mature on September 15, 2001. Interest on the New Notes is payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1994 to the persons in whose names the New Notes are registered at the close of business on the next preceding March 1 or September 1, as the case may be. Interest on the New Notes shall accrue from the last March 15 or September 15 (an "Interest Payment Date") on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Old Notes, from February 17, 1994.

     Principal (and premium, if any) and interest is payable, and the transfer of the New Notes is registrable, at the office or agency of the Corporation maintained for such purpose in the City of Chicago, State of Illinois, currently the Corporate Trust Office of the 1986 Indenture Trustee, Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60690; provided, however, that payment of interest may be made at the option of the Corporation by check or draft mailed to the person entitled thereto as such person's address appears in the security register maintained for such purpose pursuant to the 1986 Indenture. No service charge will be made for any transfer or exchange except the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The New Notes will be issued in fully registered form without coupons and in denominations of $1,000 and integral multiples thereof.

RANKING AND SECURITY

     The New Notes, along with the Bank Debt Obligations and certain other senior indebtedness of the Corporation, are secured by first priority security interests in the capital stock of certain Subsidiaries, pursuant to the Collateral Trust Agreement and related pledge and security agreements.
 Holders of the Bank Debt Obligations primarily control the operation of the Collateral Trust. See "Description of Collateral Trust Agreement."

     The Corporation's operations are conducted through the Subsidiaries. The Corporation's ability to service its indebtedness is largely dependent upon the receipt of funds from the Subsidiaries by way of dividends, interest, loans or otherwise. The rights of the Corporation and its creditors, including holders of the New Notes, to realize upon the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such Subsidiary's creditors, except to the extent that the Corporation itself may be a creditor with enforceable claims against such Subsidiary. Therefore, the New Notes will be effectively subordinated to existing and future liabilities of the Corporation's Subsidiaries.

     As of December 31, 1993, the Corporation and the Subsidiaries had $1,531 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis. As of December 31, 1993, Subsidiaries of the Corporation are directly liable for $105 million principal amount of such debt. On a pro forma basis, as of December 31, 1993, assuming consummation of the Transactions on such date, the Corporation and the Subsidiaries would have had $1,285 million total principal amount of debt (before unamortized reorganization discount) on a consolidated basis and Subsidiaries of the Corporation would have been directly liable for $105 million principal amount of such debt. The Subsidiary Guarantors have guaranteed pursuant to the Amended Subsidiary Guarantees Agreement the Bank Debt Obligations and the Senior 2002 Notes. Such obligations were approximately $926 million as of December 31, 1993. On a pro forma basis to give effect to the Transactions such obligation would have been approximately $786 million as of December 31, 1993. See "Description of the Credit Agreement."

REDEMPTION

     The New Notes may not be redeemed or called at the option of the Corporation prior to maturity.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The various restrictive provisions of the 1986 Indenture summarized below, while applicable to the Corporation and its Restricted Subsidiaries, do not apply to Unrestricted Subsidiaries. A "Subsidiary" is any corporation, a majority of the Voting Stock of which is at the time owned directly or indirectly by the Corporation and its other Subsidiaries. "Voting Stock," as applied to the stock of any corporation, is stock of any class or classes having ordinary voting power for the election of a majority of the directors of such corporation, other than stock having such power only by reason of the happening of a contingency. A "Restricted Subsidiary" is any Subsidiary which owns any Principal Operating Property. "Principal Operating Property" is any principal manufacturing plant, or distribution or research facility, and related facilities located in the United States and owned and operated by the Corporation or any Subsidiary for more than 90 days, other than (i) any facility acquired for the control or abatement of atmospheric pollutants or contaminants, water pollution, noise, odor or other pollution or (ii) any plant or other facility which, in the opinion of the Board, is not of material importance to the business of the Corporation and its Restricted Subsidiaries taken as a whole. An "Unrestricted Subsidiary" is any Subsidiary other than a Restricted Subsidiary.

RESTRICTIONS ON MERGER

     So long as any 1986 Indenture Securities are outstanding, the Corporation may not consolidate with or merge into any other corporation or sell or transfer all or substantially all of its properties and assets to another Person unless
(i) the successor is a corporation organized and existing under the laws of the United States of America or a state thereof and expressly assumes the due and punctual payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on all the 1986 Indenture Securities and any coupons and the due and punctual performance and observance of all covenants and conditions of the Corporation in the 1986 Indenture and (ii) such successor corporation shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any covenant or condition of the 1986 Indenture.

LIMITATION UPON SECURED DEBT OF THE CORPORATION AND ITS RESTRICTED SUBSIDIARIES

     So long as any 1986 Indenture Securities are outstanding, the Corporation will not itself, and will not permit any Restricted Subsidiary to, incur, issue, assume, guarantee or suffer to exist any indebtedness for money borrowed ("Debt") secured by a mortgage, pledge, lien or security interest ("Mortgage") on any Principal Operating Property or on any shares of stock or Debt of any Restricted Subsidiary, without effectively providing that such 1986 Indenture Securities (together with, if the Corporation so determines, any other Debt of the Corporation or such Restricted Subsidiary then existing or thereafter created which is not subordinated Debt) shall be secured equally and ratably with (or, at the Corporation's option, prior to) such secured Debt so long as such secured Debt shall be so secured, unless the aggregate amount of all such secured Debt, together with all Attributable Debt of the Corporation and its Restricted Subsidiaries in respect of sale and leaseback transactions involving Principal Operating Properties (other than those exempt under clauses
(ii) through (iv) under "Limitation Upon Sale and Leaseback Transactions" below), would not exceed 5% of Consolidated Net Tangible Assets. "Consolidated Net Tangible Assets" means the Corporation's aggregate amount of assets minus
(a) all liabilities except (i) indebtedness for money borrowed maturing on, or extendable at the option of the obligor to, a date more than one year from the date of determination thereof, (ii) deferred income taxes and
(iii) stockholders' equity and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles. This restriction does not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (i) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary; (ii) Mortgages in favor of the Corporation or a Restricted Subsidiary; (iii) Mortgages in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute; (iv) certain Mortgages created (A) in the ordinary course of business, (B) in connection with taxes, assessments or other governmental charges or (C) in connection with legal proceedings;
(v) Mortgages on property (including leasehold estates), shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation); (vi) purchase money and construction Mortgages which are entered into within specified time limits; and (vii) any extension, renewal, replacement or refunding of any Mortgage referred to in the foregoing clauses
(i) through (vi), inclusive. "Attributable Debt" is defined in general to mean the total net amount of rent required to be paid during the remaining term of any lease, discounted at a rate per annum equal to one-fourth of one percent over the rate per annum borne by the applicable 1986 Indenture Securities (except that for 1998 Senior Notes such rate shall be 8 1/4%) compounded semi-annually.

LIMITATION UPON SALE AND LEASEBACK TRANSACTIONS

     So long as any of the following 1986 Indenture Securities are outstanding, the Corporation will not itself, and will not permit any Restricted Subsidiary to, sell or transfer any Principal Operating Property owned as of the following dates with the intention of taking back a lease thereof (a "sale and leaseback transaction"):

          Senior 1995 Notes. . . . . . . . . . . . . .   December 15, 1986
          Senior 1996 Notes. . . . . . . . . . . . . .   December 15, 1986
          Senior 1997 Notes. . . . . . . . . . . . . .   March 15, 1987
          Senior 1998 Notes. . . . . . . . . . . . . .   December 15, 1986
          Senior 2017 Debentures . . . . . . . . . . .   March 1, 1987
          Senior 2001 Notes. . . . . . . . . . . . . .   September 15, 2001

This restriction does not apply to any sale and leaseback transaction if:
(i) the Corporation or such Restricted Subsidiary could mortgage such Principal Operating Property under the restrictions set forth under "Limitation Upon Secured Debt of the Corporation and its Restricted Subsidiaries" above in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the 1986 Indenture Securities;
(ii) within 120 days after the sale or transfer is completed, the Corporation or a Restricted Subsidiary applies to the retirement of Senior Funded Debt of the Corporation or Funded Debt of a Restricted Subsidiary an amount equal to the greater of (A) the net proceeds of the sale of the Principal Operating Property leased or (B) the fair market value of the Principal Operating Property leased;
(iii) the lease in such sale and leaseback transaction is for a period, including renewals, of no more than three years; or (iv) such arrangement is between the Corporation and a Restricted Subsidiary or between Restricted Subsidiaries.

EVENTS OF DEFAULT

     The following will be Events of Default under the 1986 Indenture:
(i) default in the payment of any principal or premium, if any, on the 1986 Indenture Securities; (ii) default for 30 days in the payment of any interest or Additional Amounts on the 1986 Indenture Securities; (iii) default for 90 days after written notice thereof in the performance of any other covenant applicable to such Notes; (iv) acceleration of the maturity of any indebtedness of the Corporation or any Subsidiary in excess of $50 million principal amount in the aggregate if such acceleration results from a default under the instruments giving rise to such indebtedness and is not annulled within 10 days after written notice of such default; or (v) certain events of bankruptcy, insolvency or reorganization. No Event of Default with respect to a particular series of securities issued under the 1986 Indenture, necessarily constitutes an Event of Default with respect to any other series of securities issued thereunder. In case an Event of Default (other than an Event of Default under clause (v)) shall occur and be continuing with respect to any series, the 1986 Indenture Trustee or the holders of not less than 25% in aggregate principal amount of all series of securities affected thereby then outstanding under the 1986 Indenture, (voting as one class) by notice to the Corporation may declare the principal (or, in the case of discounted securities, the amount specified in the terms thereof) of such series to be due and payable immediately. In case an Event of Default under clause (v) shall occur and be continuing, the 1986 Indenture Trustee or the holders of not less than 25% in aggregate principal amount of all securities then outstanding under the 1986 Indenture, (voting as one class) by notice may declare the principal (or, in the case of discounted securities, the amount specified in the terms thereof) of all such outstanding securities to be due and payable immediately. Any Event of Default with respect to a particular series of securities issued under the 1986 Indenture, may be waived, and a declaration of acceleration rescinded, by the holders of a majority in aggregate principal amount of the outstanding securities of such series (or if all such outstanding securities, as the case may be), except in a case of failure to pay principal or premium, if any, or interest or Additional Amounts in respect of such security for which payment had not been subsequently made. The 1986 Indenture, provides that the 1986 Indenture Trustee may withhold notice to the security holders of any default (except in payment of principal, premium, if any, or interest or Additional Amounts) if it determines in good faith that it is in the interest of the security holders to do so.

     Subject to the provisions of the 1986 Indenture, relating to the duties of the 1986 Indenture Trustee in case an Event of Default occurs and is continuing, the 1986 Indenture Trustee will be under no obligation to exercise any of its rights or powers under the 1986 Indenture, at the request, order or direction of any of the security holders, unless such security holders have offered to the 1986 Indenture Trustee reasonable indemnity. Subject to such provisions for the indemnification of the 1986 Indenture Trustee and to certain other limitations, the holders of a majority in aggregate principal amount of the securities of all series affected (voting as one class) at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the 1986 Indenture Trustee, or exercising any trust or power conferred on the 1986 Indenture Trustee.

     The Corporation is required to file with the 1986 Indenture Trustee annually an officers' certificate as to the absence of certain defaults under the terms of the 1986 Indenture.

DEFEASANCE

     The Corporation, at its option, (i) will be discharged from any and all obligations in respect of any series of the 1986 Indenture Securities (except for certain obligations to register the transfer or exchange of such 1986 Indenture Securities, replace such stolen, lost, destroyed or mutilated 1986 Indenture Securities, maintain paying agencies and hold moneys for payment in trust) or (ii) will not be under any obligation to comply with certain covenants and provisions applicable to such 1986 Indenture Securities, including those described above under "Limitation Upon Secured Debt of the Corporation and Restricted Subsidiaries" and "Limitation Upon Sale and Leaseback Transactions," if the Corporation (i) irrevocably deposits with the 1986 Indenture Trustee, in trust for the holders of such 1986 Indenture Securities, (A) money or
(B) noncallable obligations issued or fully guaranteed by the United States of America which through the payment of interest and income thereon and principal thereof will provide money, in each case in an amount sufficient to pay all the principal of (and premium, if any) and interest on such 1986 Indenture Securities on the dates such payments are due in accordance with the terms of such 1986 Indenture Securities and (ii) shall have paid or caused to be paid all other sums payable with respect to such 1986 Indenture Securities. To exercise either of the options described above, the Corporation is required, among other things, to deliver to the 1986 Indenture Trustee an opinion of nationally recognized tax counsel to the effect that holders of such 1986 Indenture Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred, and an officer's certificate and opinion of counsel to the effect that all conditions precedent relating to such deposit and discharge under the 1986 Indenture, have been complied with, and that such deposit and discharge will not cause any violation of the Investment Company Act of 1940, as amended, on the part of the Corporation, the trust, the trust funds representing such deposit or the 1986 Indenture Trustee.

MODIFICATION OF THE INDENTURE

     The 1986 Indenture, contains provisions permitting the Corporation and the 1986 Indenture Trustee to modify or otherwise amend the 1986 Indenture, or any supplemental indenture thereto or the rights of the holders of the securities issued thereunder, with the consent of the holders of not less than a majority in principal amount of the securities of all series at the time outstanding under such 1986 Indenture, which are affected by such modification or amendment (voting as one class); provided that no such modification or amendment shall
(i) change the fixed maturity of any securities, or reduce the principal amount thereof, or premium, if any, or reduce the rate or extend the time of payment of interest or Additional Amounts thereon, or reduce the amount due and payable upon the acceleration of the maturity thereof or the amount provable in bankruptcy, or make the principal of, or interest, premium or Additional Amounts on, any security payable in any coin or currency other than that provided in such security; (ii) impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof; or (iii) reduce the aforesaid percentage in principal amount of securities, the consent of the holders of which is required for any such modification or amendment, or the percentage required for the consent of the holders to waive defaults, without the consent of the holder of each security so affected.


                         DESCRIPTION OF CREDIT AGREEMENT

INTRODUCTION

     Pursuant to the Prepackaged Plan, the Credit Agreement was entered into by the Corporation, USG Interiors and the Bank Group. The Credit Agreement amended and restated a previous credit agreement which was entered into in connection with the 1988 Recapitalization. In connection with the Prepackaged Plan and the implementation of the Credit Agreement, the following transactions occurred:
(i) the exchange of $324 million of principal and accrued but unpaid interest on outstanding term loans for Senior 2002 Notes; (ii) the extension of final maturity of the remaining principal of the term loans from 1996 to 2000 and the deferral of all scheduled principal payments until December 1994; (iii) the capitalization of $51 million in accrued interest originally due on or after December 31, 1991 and the issuance of capitalized interest notes ("Capitalized Interest Notes") to represent the capitalized amounts; (iv) the making available (at the Corporation's option but subject to certain limitations on the availability of LIBOR pricing) an annual interest rate applicable to the term loans and the Revolving Credit Facility of LIBOR plus 1 7/8% or Citibank's Alternate Base Rate III ("Base Rate") plus 7/8%, with the option to capitalize the amount of such interest in excess of LIBOR plus 1% per annum (such capitalized interest to bear interest at an annual rate of LIBOR plus 2 1/4% or Citibank's Base Rate plus 1 1/4% and mature in the years 1998 and 2000); (v) the implementation of mandatory prepayment provisions, including an excess cash flow sweep, that takes into account certain liquidity thresholds; (vi) the suspension of all financial covenants through January 1, 1995 and providing for new covenants thereafter; (vii) the extension to 1998 of the maturity date of, and the establishment of a maximum borrowing capacity of $175 million under the then existing revolving credit facility, including a $110 million letter of credit subfacility (the "Revolving Credit Facility"); and (viii) the exchange of $16 million owed in connection with certain interest rate swap contracts for an equal principal amount of Senior 2002 Notes and, in addition, the exchange of approximately $5 million owed in connection with such interest rate swap contracts for an equal principal amount of Capitalized Interest Notes. In connection with the Restructuring, all existing defaults under the previous credit agreement were waived or cured. Whenever defined terms under the Credit Agreement, as amended, are referred to but not defined herein, such defined terms are incorporated herein by reference.

     On August 10, 1993, the parties to the Credit Agreement entered into an amendment to the Credit Agreement (the "1993 Amendments"), pursuant to which
(i) scheduled bank term loan amortization payments totaling $95 million due in 1994, 1995 and 1996 were eliminated ($3 million was added to the final maturity of the bank term loan due in 2000); (ii) $9 million of Capitalized Interest Notes originally due in 1998 were paid; and (iii) the cash sweep mechanism was modified to apply up to $165 million of cash otherwise subject to the cash sweep mechanism in 1994, 1995 and 1996 to repayment or purchase of senior debt due prior to January 1, 1999 or Bank Term Loans, at the discretion of the Corporation. In addition, $46 million of Capitalized Interest Notes and
$92 million of Bank Term Loans were exchanged for Senior 2002 Notes. Following such transactions, approximately $1 million principal amount of Capitalized Interest Notes remained outstanding. Such remaining amount was repaid in December 1993 and accordingly, no Capitalized Interest Notes are outstanding.

     In connection with the Transactions, the parties to the Credit Agreement are entering into the Credit Agreement Amendments, pursuant to which, among other things, the size of the Revolving Credit Facility will be increased by $70 million and the mandatory prepayment provisions and cash sweep mechanism will be modified as described below. The Credit Agreement Amendments require that (i) $75 million of the proceeds of the Old Note Placement be used to prepay Bank Term Loans in the order of maturity (thus fully prepaying the scheduled amortization payment due December 31, 1997 and partially prepaying the scheduled amortization payment due December 31, 1998) and (ii) up to $65 million of the proceeds of the Offering be used to prepay Bank Term Loans in the order of maturity (thus, in such event, fully prepaying the remaining portion of the scheduled amortization payment due December 31, 1998). Giving effect to such prepayments, the remaining scheduled amortization of the Bank Term Loans will consist of $125 million in 1999 and $183 million in 2000.

CREDIT AGREEMENT OVERVIEW

ELIMINATION OF ABILITY TO CAPITALIZE INTEREST

     The Credit Agreement Amendments provide that USG's ability to defer the payment of interest in excess of LIBOR plus 1% by issuing Capitalized Interest Notes will be terminated.

REVOLVING CREDIT FACILITY

     The maximum borrowing capacity under the Revolving Credit Facility, as currently in effect, is $175 million. As part of the Credit Agreement Amendments, the size of the Revolving Credit Facility will be increased by $68 million. The increased amount of the Revolving Credit Facility is intended to provide the Corporation with additional funds for the purchase or payment of the Senior 1996 Notes and Senior 1997 Notes remaining after the Transactions are consummated. Accordingly, the Credit Agreement Amendment limits borrowing of the additional commitment (the "Note Purchase Facility") for the purpose of purchasing or paying Senior 1996 Notes and Senior 1997 Notes. The Revolving Credit Facility's maturity date is July 13, 1998. Material conditions precedent to borrowing under the Revolving Credit Facility are limited to the accuracy of certain representations and warranties, the absence of injunctions and of certain events of default, such as payment defaults, bankruptcy and certain cross-defaults to other indebtedness of the Corporation exceeding $25 million in principal amount, unstayed judgments and intentional breaches of negative covenants, but prior to January 1, 1995 do not include the satisfaction of financial covenants or a material adverse change condition precedent.

LETTER OF CREDIT SUBFACILITY

     The Revolving Credit Facility also includes a letter of credit subfacility (the "Letter of Credit Subfacility"). The Issuing Bank or Banks will issue letters of credit under the Letter of Credit Subfacility ("Facility Letters of Credit") in amounts not to exceed $110 million in the aggregate.

CASH SWEEP MECHANISM

     Under the Credit Agreement as currently in effect, within 30 days after January 15th of each year (a "Test Date"), commencing on January 15, 1994, the amount of "Cash Available for Sweep" is calculated in accordance with a pre-determined formula and paid to holders of the Bank Term Loans on or before February 15th of each year; provided that, in the case of Test Dates occurring on January 15, 1994, 1995 and 1996 payments shall instead be made: (i) first, up to $165 million to either the Corporation's public debt having maturities prior to January 1, 1999 or Bank Term Loans in order of maturity, as the Corporation shall elect in its discretion (PROVIDED, that after the payment or repurchase in full of such public debt (which may occur as a result of an equity or debt offering), such $165 million of Cash Available for Sweep (or remaining portion thereof) shall be applied 90% to the Bank Term Loans in order of maturity and 10% to the Corporation as Retained Amounts); and (ii) second, two-thirds to the Bank Term Loans in order of maturity and one-third to the Corporation as Retained Amounts (until such Retained Amounts, when added to the Retained Amounts described in clause (i), equal $50 million, at which time 100% of Cash Available for Sweep would be applied to the Bank Term Loans in order of maturity). "Cash Available for Sweep" means, with respect to each Test Date, an amount equal to the product of (i) the "Sweep Percentage" applicable to such Test Date and (ii) the excess, if any, of the "Available Liquidity" for such Test Date over the "Minimum Liquidity" for such Test Date. The "Sweep Percentage" is 100% for the 1994 through 1996 Test Dates, inclusive, 90% for the 1997 and 1998 Test Dates, and 85% for the 1999 and subsequent Test Dates. "Available Liquidity" for any Test Date means
(i) the daily average of all domestic cash and cash balances during the applicable Test Period, excluding net proceeds of certain debt and equity issuances (which are separately required to be applied to repay the Bank Term Loans and/or senior debt securities); PLUS (ii) the daily average of all cash of the Corporation's non-domestic Subsidiaries in excess of certain minimum cash balances during the applicable Test Period, subject to certain limitations and adjustments for repatriation taxes and exchange rates; PLUS (iii) the average daily amount available for borrowing under the Revolving Credit Facility (not including any availability under the Note Purchase Facility) during the applicable Test Period; SUBJECT TO (iv) certain adjustments for changes in working capital. "Minimum Liquidity" for any Test Date means (i) the sum of the Retained Amount for all prior Test Dates, net of the amount thereof utilized to fund additional Capital Expenditures and repurchases of senior debt securities (through the maturity dates thereof); plus (ii) the amount set forth below opposite such Test Date; minus (iii) the Senior Note Prepayment Amount for such Test Date:


              TEST DATE                         MINIMUM LIQUIDITY
              ---------                         -----------------
     1/15/94                        100,000,000 (PLUS the Asbestos Adjustment)
     1/15/95 . . . . . . . . .                    100,000,000
     1/15/96 . . . . . . . . .                    100,000,000
     1/15/97 . . . . . . . . .                    200,000,000
     1/15/98 . . . . . . . . .                    135,000,000
     Thereafter. . . . . . . .                    100,000,000


     The "Asbestos Adjustment" will equal $40 million minus the actual aggregate amount of payments made by U.S. Gypsum to settle property damage asbestos cases in 1992 and 1993. The amount of such settlement payments for 1992 was $21.7 million. "Retained Amount" means, for any Test Date, an amount equal to the product of (i) 100% minus the Sweep Percentage for such Test Date and (ii) the excess, if any, of the Available Liquidity for such Test Date over the Minimum Liquidity for such Test Date. "Senior Note Prepayment Amount" means, for any Test Date on or after January 15, 1997, the principal amount of the Corporation's public debt originally due during the same calendar year which has been prepaid as of such Test Date out of funds other than any Retained Amounts.

     The Credit Agreement Amendments will provide that the Sweep Percentage for the January 15, 1997 Test Date and for each Test Date thereafter shall be 50% if
(i) the aggregate outstanding amount of Bank Term Loans at such time does not exceed $148 million and (ii) USG's public senior debt is then rated at least BB by Standard & Poor's Corporation and Ba2 by Moody's Investors Service, Inc.

EVENTS OF DEFAULT

     The Credit Agreement provides that if an event of default occurs, then, in the case of an event of default involving certain bankruptcy or insolvency events, the maturity of loans made under the Credit Agreement will automatically be accelerated and the obligation of the Senior Lenders to make future revolving loans or issue letters of credit will terminate or, in the case of any other event of default, so long as such event of default exists, the Requisite Senior Lenders will be entitled to accelerate the maturity of loans made under the Credit Agreement and terminate their obligation to make future revolving loans or issue letters of credit.

     Events of default include: failure to pay any principal, interest or other amount due to the Senior Lenders; failure to pay other indebtedness, including subordinated debt, if the aggregate amount of such other indebtedness is $25 million or more or any breach or default under any instrument, agreement or indenture relating to such indebtedness if the effect thereof is to accelerate or permit the holders of such indebtedness to accelerate the maturity of such indebtedness; any single stockholder or group acquiring 50% or more of the Corporation's stock (directly or indirectly); failure to discharge a judgment or writ of attachment involving an amount exceeding $5 million, net of insurance; certain events involving the bankruptcy or insolvency of the Corporation or certain significant Restricted Subsidiaries; the invalidation or ineffectiveness of any security agreement governing, or any lien upon, collateral securing the obligations under the Credit Agreement; the incurring of certain termination liabilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); and failure of the Corporation to meet covenants (subject to certain grace periods), including various financial covenants described below. The events of default are applicable only to the Corporation and its Restricted Subsidiaries.

AFFIRMATIVE COVENANTS

     Affirmative covenants under the Credit Agreement require the Corporation to, among other things, submit periodic financial, labor, environmental and litigation reports; maintain its corporate existence and franchises; remain qualified to do business in all appropriate jurisdictions; comply with all requirements of law; pay all taxes and material claims unless contested in good faith and covered by reserves in accordance with GAAP; permit members of the Bank Group to inspect its properties, books and records; maintain its properties in good repair and maintain proper insurance policies; and maintain licenses, permits, governmental approvals and authorizations.

NEGATIVE COVENANTS

     The Credit Agreement contains negative covenants that cover: restrictions on the incurring of additional indebtedness, subject to certain exceptions; sales of assets outside the ordinary course of business, subject to certain exceptions including a blanket exception for up to $20 million in any fiscal year and $5 million in any single transaction or group of related transactions; the incurring of liens and encumbrances on the property of the Corporation and its Restricted Subsidiaries; investments; guarantees; dividends and distributions, and payments upon securities junior in right to the Bank Debt Obligations; operating leases; mergers, consolidations or sales, leases or transfers of all or any substantial part of the business, property or assets of the Corporation or any of its Restricted Subsidiaries; acquisitions of the business, property or assets of any person, except for acquisitions not exceeding certain permitted capital expenditure limits; ERISA prohibited transactions; amendments to corporate charter and by-laws; sale of Subsidiaries; amendments of material debt documents; sale and leaseback transactions; prepayment (including acquisitions for value) of long-term debt; and certain other transactions and activities.

     The negative covenants in the Credit Agreement permit the prepayment or purchase with Cash Available for Sweep of the Corporation's senior debt securities having maturities prior to January 1, 1999; PROVIDED, that to the extent such prepayment or purchase involves the payment of a premium in excess of 100% of the face amount of any such security, such excess will reduce the Corporation's existing or future Retained Amounts.

FINANCIAL COVENANTS

     From and after January 1, 1995, the Corporation will be required to satisfy the Financial Covenants set forth below:

 MINIMUM SENIOR INTEREST COVERAGE RATIO. The Senior Interest Coverage Ratio for the Coverage Period ending with each fiscal quarter of each Fiscal Year set forth below (commencing with the first fiscal quarter of 1995), shall not be less than the minimum ratio set forth below opposite such fiscal quarter:


                                                   MINIMUM               MINIMUM
                                          1995      RATIO      1996       RATIO
                                          ----     -------     ----      -------
          Quarter                           1        1.00        1         2.20
                                            2        1.25        2         2.30
                                            3        1.75        3         2.40
                                            4        2.00        4         2.50



                                                   MINIMUM               MINIMUM
                                          1997      RATIO      1998       RATIO
                                          ----     -------     ----      -------
          Quarter                           1        2.50        1         2.80
                                            2        2.60        2         2.80
                                            3        2.70        3         2.80
                                            4        2.80        4         2.80



                                                   MINIMUM               MINIMUM
                                          1999      RATIO      2000       RATIO
                                          ----     -------     ----      -------
          Quarter                           1        2.80        1         2.80
                                            2        2.80        2         2.80
                                            3        2.80        3         2.80
                                            4        2.80        4         2.80


 MINIMUM TOTAL INTEREST COVERAGE RATIO. The Total Interest Coverage Ratio for the Coverage Period ending with each fiscal quarter of each Fiscal Year set forth below (commencing with the first fiscal quarter of 1995), shall not be less than the minimum ratio set forth below opposite such fiscal quarter:


                                                   MINIMUM               MINIMUM
                                          1995      RATIO      1996       RATIO
                                          ----     -------     ----      -------
          Quarter                           1        1.00        1         2.05
                                            2        1.25        2         2.10
                                            3        1.75        3         2.15
                                            4        2.00        4         2.20



                                                   MINIMUM               MINIMUM
                                          1997      RATIO      1998       RATIO
                                          ----     -------     ----      -------
          Quarter                           1        2.25        1         2.40
                                            2        2.30        2         2.40
                                            3        2.35        3         2.40
                                            4        2.40        4         2.40



                                                   MINIMUM               MINIMUM
                                          1999      RATIO      2000       RATIO
                                          ----     -------     ----      -------
          Quarter                           1        2.40        1         2.40
                                            2        2.40        2         2.40
                                            3        2.40        3         2.40
                                            4        2.40        4         2.40


 MINIMUM FIXED CHARGE COVERAGE RATIO. The Fixed Charge Coverage Ratio for the Coverage Period ending with each fiscal quarter of each Fiscal Year set forth below (commencing with the first fiscal quarter of 1995), shall not be less than the minimum ratio set forth below opposite such fiscal quarter:


                                                   MINIMUM               MINIMUM
                                          1995      RATIO      1996       RATIO
                                          ----     -------     ----      -------
          Quarter                           1         1.0        1          1.3
                                            2         1.1        2          1.4
                                            3         1.1        3          1.4
                                            4         1.2        4          1.5



                                                                         MINIMUM
                                                               1997       RATIO
                                                               ----      -------
          Quarter                                                1          1.5
                                                                 2          1.5
                                                                 3          1.5
                                                                 4          1.5


 MINIMUM ADJUSTED CUMULATIVE NET WORTH. The Adjusted Cumulative Net Worth as of the end of each Fiscal Year set forth below and the end of the three immediately succeeding fiscal quarters shall not be less than the minimum amount set forth below opposite such year:


          END OF FISCAL YEAR                                     MINIMUM AMOUNT
          ------------------                                     --------------
          1995 . . . . . . . . . . . . . . . . . . . . . . . .    $ 51,000,000
          1996 . . . . . . . . . . . . . . . . . . . . . . . .     102,000,000
          1997 . . . . . . . . . . . . . . . . . . . . . . . .     179,000,000
          1998 . . . . . . . . . . . . . . . . . . . . . . . .     244,000,000
          1999 . . . . . . . . . . . . . . . . . . . . . . . .     296,000,000
          2000 . . . . . . . . . . . . . . . . . . . . . . . .     345,000,000


 LEVERAGE RATIO. The Leverage Ratio as of the end of each Fiscal Year set forth below and the end of the three immediately succeeding fiscal quarters shall not be greater than the maximum amount set forth below opposite such year:



          END OF FISCAL YEAR                                      MAXIMUM RATIO
          ------------------                                      -------------
          1995 . . . . . . . . . . . . . . . . . . . . . . . .        0.97
          1996 . . . . . . . . . . . . . . . . . . . . . . . .        0.93
          1997 . . . . . . . . . . . . . . . . . . . . . . . .        0.87
          1998 . . . . . . . . . . . . . . . . . . . . . . . .        0.81
          1999 . . . . . . . . . . . . . . . . . . . . . . . .        0.76
          2000 . . . . . . . . . . . . . . . . . . . . . . . .        0.70


 MINIMUM CURRENT RATIO. The ratio of Consolidated Current Assets to Consolidated Current Liabilities as of the end of each calendar quarter shall not be less than the minimum ratio set forth below opposite such Fiscal Year in which such quarter occurs:


          FISCAL YEAR                                             MINIMUM RATIO
          -----------                                             -------------
          1995 . . . . . . . . . . . . . . . . . . . . . . . .        1.05
          1996 . . . . . . . . . . . . . . . . . . . . . . . .        1.10
          1997 . . . . . . . . . . . . . . . . . . . . . . . .        1.15
          1998 . . . . . . . . . . . . . . . . . . . . . . . .        1.20
          1999 . . . . . . . . . . . . . . . . . . . . . . . .        1.20
          2000 . . . . . . . . . . . . . . . . . . . . . . . .        1.20


 MAXIMUM CAPITAL EXPENDITURES. Domestic Capital Expenditures made by the Corporation and its U.S. Subsidiaries on a consolidated basis shall not exceed, for any Fiscal Year, the sum of the following items:

     (i) The Base Capital Expenditure Allowance for such year LESS the amount, if any, of such Base Capital Expenditure Allowance which was used during the immediately preceding Fiscal Year under clause (ii) below;

     (ii) (a) the excess of (1) the sum of (x) the actual cumulative principal payments (for the period beginning on May 6, 1993) of the Term Loans as a result of mandatory amortization payments through such date and (y) the actual cumulative prepayments of Public Debt (including Investments therein), Term Loans and Capitalized Interest Loans, in each case under this clause (y), as a result of Cash Available for Sweep over (2) the Projected Cumulative Principal Payments (such excess being the "Excess Principal Payments") LESS (b) the cumulative amount of such Excess Principal Payments used for Capital Expenditures in all prior years, PROVIDED, that in no event shall the amount included under this clause (ii) for any Fiscal Year exceed 50% of the Base Capital Expenditure Allowance for the immediately succeeding Fiscal Year;

     (iii) (a) the excess of the actual cumulative net cash proceeds arising from the sale of assets occurring after January 1, 1992 over the Projected Cumulative Asset Sale Proceeds (the "Excess Sale Proceeds") LESS (b) the cumulative amount of such Excess Sale Proceeds used for Capital Expenditures and Investments in all prior years, PROVIDED, that in no event shall any amount be included under this clause (iii) for any Fiscal Year if the sum of (x) the actual cumulative principal payments of the Term Loans as a result of mandatory amortization payments as of the end of the immediately preceding Fiscal Year and
(y) the actual cumulative prepayments of Public Debt (including Investments therein), Term Loans and Capitalized Interest Loans, in each case under this clause (y), as a result of Cash Available for Sweep as of the end of the immediately preceding Fiscal Year (but including any prepayments of Cash Available for Sweep made on or prior to February 15th of the current Fiscal
Year) does not exceed the Projected Cumulative Principal Payments as of the end of the immediately preceding Fiscal Year;

     (iv) all amounts used for Capital Expenditures the source of which constitutes Project Financing;

     (v) the cumulative amount of the portion of the Cash Available for Sweep which has been retained by the Corporation in all prior Fiscal Years (the "Cash Sweep Retention Amount") LESS the cumulative amount of such Cash Sweep Retention Amount used for Capital Expenditures and other permitted purposes in all prior years;

     (vi) the amount of Capital Expenditures used for creating additional plant capacity, PROVIDED, that (a) the aggregate amount of such Capital Expenditures under this clause (vi) for all Fiscal Years shall not exceed $30,000,000 and
(b) at least thirty days prior to making or becoming committed to make any such Capital Expenditures, the Corporation has notified the Agents thereof in a writing which describes the additional plant capacity and the business purpose therefor;

     (vii) Capital Expenditures for assets the purchase price of which is paid with the Common Stock of the Corporation; and

     (viii) the aggregate amount of the Base Capital Expenditures Allowances for all prior Fiscal Years which have not been used for Capital Expenditures.

     The Credit Agreement Amendments will permit the Corporation to make additional Strategic Capital Expenditures in an aggregate amount equal to the net proceeds of the Offering in excess of $100,000,000 PLUS the Cash Available for Sweep with respect to the January 15, 1994 Test Date in excess of $100,000,000.

 DEFINED TERMS USED IN FINANCIAL COVENANTS. Capitalized terms used in the financial covenants in the Credit Agreement shall have the meanings set forth below or, if not defined below, the meanings set forth in the Old Credit
Agreement:

          "ADJUSTED CUMULATIVE NET WORTH" of the Corporation, at the end of any quarter, shall mean the cumulative after tax net income (adjusted to exclude fresh start accounting) from January 1, 1995 through the end of such quarter PLUS the aggregate net cash proceeds received by the Corporation from the issuance of equity securities after May 6, 1993.

          "BASE CAPITAL EXPENDITURE ALLOWANCE" For each Fiscal Year, shall mean the amount set forth below opposite such Fiscal Year:


          1993 . . . . . . . . . . . . . . . . . . . . . . . . .    $33,900,000
          1994 . . . . . . . . . . . . . . . . . . . . . . . . .     34,200,000
          1995 . . . . . . . . . . . . . . . . . . . . . . . . .     39,300,000
          1996 . . . . . . . . . . . . . . . . . . . . . . . . .     39,800,000
          1997 . . . . . . . . . . . . . . . . . . . . . . . . .     51,900,000
          1998 . . . . . . . . . . . . . . . . . . . . . . . . .     52,200,000
          1999 . . . . . . . . . . . . . . . . . . . . . . . . .     52,200,000


          "CONSOLIDATED CURRENT ASSETS" on any date, shall mean the total consolidated assets of the Corporation and the Subsidiaries (with inventories being stated on a FIFO basis) which may properly be classified as current assets in conformity with GAAP.

          "CONSOLIDATED CURRENT LIABILITIES" on any date, shall mean the total consolidated liabilities of the Corporation and the Subsidiaries which may properly be classified as current liabilities in conformity with GAAP, not including current maturities of long-term debt, but including any Revolving Loans which may, in accordance with GAAP, be considered long-term.

          "COVERAGE PERIOD" means (i) with respect to the first fiscal quarter of 1995, the three-month period ending on March 31, 1995, (ii) with respect to the second fiscal quarter of 1995, the six-month period ending on June 30, 1995, (iii) with respect to the third fiscal quarter of 1995, the nine-month period ending on September 30, 1995, and (iv) with respect to any succeeding fiscal quarter, the twelve-month period ending on the last day of such fiscal quarter.

          "DEBT" at any time, shall mean, with respect to the Corporation and the Subsidiaries on a consolidated basis, the sum of (i) the outstanding principal balance of the Revolving Loans at such time or any indebtedness at such time arising from a permitted revolving credit facility replacement thereof (less the aggregate amount of cash held by the Corporation and its consolidated Subsidiaries located in the United States at such time),
     (ii) the aggregate amount of long-term indebtedness at such time (including the current portions thereof), (iii) the outstanding amount of capital leases (classified as such according to GAAP) shown as a liability on the Corporation's consolidated balance sheet at such time and (iv) the aggregate amount of all Accommodation Obligations with respect to third-party indebtedness of the type described in clauses (ii) and
     (iii) above at such time.

          "EBITDA" for any period, means the consolidated operating earnings from continuing operations of the Corporation and the Subsidiaries before interest, taxes, depreciation, amortization, other income and expense, minority interests, the impact of fresh start accounting and other non-cash adjustments to income for such period.

          "FIXED CHARGE COVERAGE RATIO" of the Corporation as of the end of any fiscal quarter shall mean the ratio of (a) EBITDA for the 12-month period ending on the last day of such fiscal quarter, excluding the impact of non-cash fresh start accounting adjustments for such 12-month period, MINUS actual Capital Expenditures during such 12-month period (excluding Capital Expenditures under clauses (iv) and (vi) of the Capital Expenditures covenant described above) to (b) the total net consolidated interest expense of the Corporation and the Subsidiaries during such 12-month period, excluding the impact of non-cash amortizations resulting from fresh start accounting during such period plus the aggregate scheduled principal payments due (and not previously prepaid) on senior indebtedness of the Corporation and the Subsidiaries during the 12-month period immediately succeeding the end of such fiscal quarter.

          "LEVERAGE RATIO" of the Corporation on any date, shall mean the ratio of Debt to Total Capital on such date.

          "PROJECTED CUMULATIVE PRINCIPAL PAYMENTS" means the following amounts as of February 15 of each Fiscal Year below of projected cumulative principal payments of (i) the Capitalized Interest Notes and the Bank Term Loans as a result of mandatory amortization payments and cash sweep prepayments and (ii) any prepayments on or purchases of the Corporation's public debt securities having maturities prior to January 1, 1999 through such date:



          FEBRUARY 15 OF FISCAL YEAR                        CUMULATIVE PAYMENTS
          --------------------------                        -------------------
          1994 . . . . . . . . . . . . . . . . . . . . . .                   $0
          1995 . . . . . . . . . . . . . . . . . . . . . .           57,000,000
          1996 . . . . . . . . . . . . . . . . . . . . . .          133,000,000
          1997 . . . . . . . . . . . . . . . . . . . . . .          220,000,000
          1998 . . . . . . . . . . . . . . . . . . . . . .          332,000,000
          1999 . . . . . . . . . . . . . . . . . . . . . .          456,000,000
          2000 . . . . . . . . . . . . . . . . . . . . . .          579,000,000


          "PROJECTED CUMULATIVE ASSET SALE PROCEEDS" means the following amounts as of the end of each Fiscal Year below of projected cumulative cash proceeds arising from the sale of assets PLUS for the Fiscal Year in which the Libertyville facility is sold and each Fiscal Year thereafter, an amount equal to the net cash proceeds received from the sale of the Libertyville facility:


          END OF FISCAL YEAR                                CUMULATIVE PROCEEDS
          ------------------                                -------------------
          1992 . . . . . . . . . . . . . . . . . . . . . .           $7,000,000
          1993 . . . . . . . . . . . . . . . . . . . . . .           16,000,000
          1994 . . . . . . . . . . . . . . . . . . . . . .           21,000,000
          1995 . . . . . . . . . . . . . . . . . . . . . .           26,000,000
          1996 . . . . . . . . . . . . . . . . . . . . . .           31,000,000
          1997 . . . . . . . . . . . . . . . . . . . . . .           36,000,000
          1998 . . . . . . . . . . . . . . . . . . . . . .           41,000,000
          1999 . . . . . . . . . . . . . . . . . . . . . .           46,000,000


          "SENIOR INTEREST COVERAGE RATIO" of the Corporation for any Coverage Period shall mean the ratio of (i) EBITDA for such period, excluding the impact of non-cash fresh start accounting adjustments for such period to
     (ii) the total net consolidated interest expense (excluding interest on Subordinated Debt) of the Corporation and the Subsidiaries during such period, excluding the impact of non-cash amortizations resulting from fresh start accounting during such period.

          "TOTAL CAPITAL" on any date, shall mean the sum of (i) Debt on such date and (ii) Adjusted Cumulative Net Worth on such date. the total net consolidated interest expense of the Corporation and the Subsidiaries during such period, excluding the impact of non-cash amortizations resulting from fresh start accounting during such period.


 DOMESTIC NATURE OF COVENANTS. Each of the financial covenants will be calculated on a domestic basis only, PROVIDED, that, if at anytime the Corporation's non-domestic consolidated revenues for a Fiscal Year constitute 35% or more of the Corporation's total consolidated revenues for such year, then, effective as of the first test date in the immediately succeeding Fiscal Year, such financial covenants shall be calculated to include the financial performance of the Corporation and all of its consolidated Subsidiaries, PROVIDED further, that, if such event occurs and the Corporation so requests, the Corporation, the Bank Group, the Agents and the Administrative Agent shall in good faith recast the foregoing financial covenants to account for the inclusion of the financial performance of the non-domestic Subsidiaries.

 CERTAIN LIMITS ON COMPLIANCE WITH FINANCIAL COVENANTS. No Event of Default or Potential Event of Default would be deemed to exist or be continuing with respect to a breach of the Senior Interest Coverage Ratio and/or the Total Interest Coverage Ratio for any quarter during Fiscal Years 1995, 1996 and 1997 unless there would also exist a breach of the Fixed Charge Coverage Ratio for such quarter. Conversely, no Event of Default or Potential Event of Default would be deemed to exist or be continuing with respect to a breach of the Fixed Charge Coverage Ratio for any quarter during fiscal years 1995, 1996 and 1997 unless there would also exist a breach of either the Senior Interest Coverage Ratio or the Total Interest Coverage Ratio for such quarter. No Event of Default or Potential Event of Default would be deemed to exist or be continuing with respect to the financial covenants described above unless either (i) such Event of Default shall be disclosed in or determinable on the basis of the financial statements, compliance statements or officer's certificates delivered to the Bank Group pursuant to the Credit Agreement or (ii) the Administrative Agent, at the direction of the Requisite Senior Lenders, shall have given written notice of such Event of Default to the Corporation. All calculations of the foregoing financial covenants shall be rounded to the nearest 1/100. For purposes of calculating the foregoing covenants, GAAP shall be constant from and after the date of the Credit Agreement, unless the Corporation and the Requisite Senior Lenders agree to modify such covenants to account for any subsequent changes to GAAP.

COLLATERAL

     Borrowings under the Credit Agreement are all secured by first priority security interests in the capital stock of certain Subsidiaries. Such security interests were granted pursuant to the Collateral Trust Agreement and related Pledge Agreements which provide that the collateral will also equally and ratably secure certain other debt of the Corporation and one of the Subsidiaries, including the Senior 2002 Notes. See "Description of Collateral Trust Agreement."

AMENDED GUARANTEES

     The Corporation has guaranteed all obligations of USG Interiors under the Credit Agreement. Each of United States Gypsum Company, USG Industries, Inc., USG Interiors, Inc., USG Foreign Investments, Ltd., L&W Supply Corporation, Westbank Planting Company, USG Interiors International, Inc., American Metals Corporation and La Mirada Products Co., Inc. (together, the "Subsidiary Guarantors") in turn has guaranteed pursuant to the Amended Subsidiary Guarantees both the obligations of the Corporation under the Credit Agreement and the Senior 2002 Notes and the obligations of USG Interiors under the Credit Agreement. In connection with the 1993 Amendments, the Subsidiary Guarantors executed the Amended Subsidiary Guarantees, which entitle the Senior 2002 Notes issued at such time to participate on a PARI PASSU basis in the benefits of the Amended Subsidiary Guarantees. The Amended Subsidiary Guarantees are full and unconditional guarantees of prompt payment and performance, when due, of all
(i) the Obligations (as defined in the Credit Agreement) of the Borrowers (as defined therein) and (ii) all obligations of the Corporation under the Senior 2002 Notes. The Bank Group has the right to enforce the Amended Subsidiary Guarantees and seek collection thereunder (for the ratable benefit of the Bank Group and holders of the Senior 2002 Notes) at any time when one or more Events of Default have occurred and are continuing under the Credit Agreement (which Events of Default will include the occurrence and continuation of any event of default under the Senior 2002 Notes Indenture). The Bank Group will have the right to (i) determine whether, when and to what extent the Amended Subsidiary Guarantees will be enforced (provided that each Amended Subsidiary Guarantee payment will be applied to the Bank Term Loans, Revolving Credit Facility, Capitalized Interest Notes and Senior 2002 Notes pro rata based on the respective principal amounts owed thereon) and (ii) amend or eliminate the Amended Subsidiary Guarantees; provided that the pro rata sharing requirement contemplated in (i) above is not waivable (in the absence of a complete release of the Amended Subsidiary Guarantees) without the approval of the holders of a majority in principal amount of each of the two series of Senior 2002 Notes, voting separately. The Amended Subsidiary Guarantees will terminate when the Bank Term Loans, the Revolving Credit Facility and the Capitalized Interest Notes are retired, regardless of whether any portion of the Senior 2002 Notes then remains outstanding. The liability of each Subsidiary Guarantor on its Amended Subsidiary Guarantee is limited to the greater of (i) 95% of the lowest amount, calculated as of the date of delivery of the original Amended Subsidiary Guarantee, sufficient to render the guarantor insolvent, leave the guarantor with unreasonably small capital or leave the guarantor unable to pay its debts as they become due (each as defined under applicable law) and (ii) the same amount calculated as of the date any demand for payment under such guarantee is made, in each case plus collection costs.

INTEREST

     The Corporation may elect, subject to the availability of LIBOR pricing, to have interest on the Bank Term Loans and Revolving Loans calculated either at reserve adjusted LIBOR plus 1 7/8% or at Citibank's Base Rate plus 7/8% per annum. An increase of 2% on all of the above interest rates would automatically take place five business days after notice of the occurrence of an Event of Default, and will remain at such increased level for so long as the default continues. Interest is calculated on the basis of the actual number of days elapsed in the period during which interest accrues and a year of 360 days. Interest is payable as follows: (i) for loans bearing interest calculated by reference to LIBOR, interest is payable on the last day of each interest period, consisting of one, two, three or, when available, six month periods (interest is also payable after three months in the latter case); (ii) for the Bank Term Loans bearing interest calculated by reference to Citibank's Base Rate, interest is payable on the last day of each calendar quarter; and (iii) for Revolving Loans bearing interest calculated by reference to Citibank's Base Rate, interest is payable on the last day of each calendar month. The Corporation may purchase interest rate caps, swaps, collars or similar devices on terms mutually acceptable to the Corporation and the Agents.

VOLUNTARY PREPAYMENTS

     Voluntary prepayments of the Bank Term Loans, Revolving Loans and Capitalized Interest Loans may be made upon two business days' prior notice, PROVIDED THAT the Bank Group shall be indemnified for any breakage costs resulting from such voluntary prepayment.

MANDATORY PREPAYMENTS

     In addition to the excess cash sweep described above, the Corporation is required to make mandatory prepayments on the Bank Term Loans as a result of the issuance for cash of new debt and equity securities. Prior to the payment in full of all outstanding senior debt securities having maturity dates before January 1, 1999 (other than the Bank Term Loans), 100% of the net proceeds resulting from the issuance for cash of new debt and equity securities (the "Refinancing Proceeds") would be applied to the outstanding principal balance of the Corporation's Bank Term Loans and senior debt securities in order of maturity; PROVIDED that to the extent such Refinancing Proceeds are insufficient to repay all of such Bank Term Loans and other senior debt securities due in any given calendar year, the amount of such Refinancing Proceeds available for such year will be applied pro rata to the mandatory amortization of the Bank Term Loans and senior debt securities due during such year based on the principal amount of Bank Term Loans and senior debt securities due during such year. Subject to the following sentence, following the payment in full of all existing senior debt securities having maturity dates before January 1, 1999, 100% of the Refinancing Proceeds would be applied as follows: (i) first, to the outstanding principal balance of the Bank Term Loans in the order of maturity, but only to the extent that the principal balance of the Bank Term Loans has not been reduced by at least $300 million, and (ii) second, to any of the Corporation's senior debt securities having a final maturity prior to December 31, 2002, including the Bank Term Loans (to scheduled installments in the order of maturity), as determined by the Corporation in its discretion; provided that the minimum amount of such Refinancing Proceeds applied to the Bank Term Loans under this clause (ii) shall be a percentage of such Refinancing Proceeds obtained by dividing the outstanding principal balance of the Bank Term Loans at such time by the sum of such outstanding principal balance of the Bank Term Loans and the outstanding principal balance of the Senior 2002 Notes at such time. In the event that all existing senior debt securities having maturity dates before January 1, 1999 have been paid in full, the outstanding principal balance of the Bank Term Loans has been reduced by at least $300 million and the Corporation's senior debt securities are rated at least BB+ by Standard & Poor's Corporation or Ba1 by Moody's Investors Service, Inc., the amount of Refinancing Proceeds subject to the immediately preceding sentence shall be reduced from 100% to 66 2/3%, with the remaining 33 1/3% of such Refinancing Proceeds not being subject to the mandatory prepayment provisions.

     The Credit Agreement Amendments (i) permit, prior to the repayment in full of all existing senior public debt due before 1999, the use by USG of any Refinancing Proceeds for the prepayment, at USG's option, of any such public debt and/or Bank Term Loans in any order of maturity; (ii) require the application of any such Refinancing Proceeds within one year of issuance; and
(iii) provide that USG may retain 33 1/3% of future Refinancing Proceeds if all existing senior public debt due before 1999 has been paid in full, the aggregate outstanding Bank Term Loans at such time does not exceed $148,000,000 and

USG's public senior debt is then rated at least BB by Standard & Poor's Corporation and Ba2 by Moody's Investors Service, Inc.

FEES

     Commitment fees on the unused portion of the Revolving Credit Facility accrue at a per annum rate of 3/8% and are payable quarterly in arrears. Commitment fees on the undrawn face amount of all Facility Letters of Credit accrue at a per annum rate of 1 1/2% and are payable quarterly in advance.


                         DESCRIPTION OF COLLATERAL TRUST

     In connection with the 1988 Recapitalization, the Corporation established a collateral trust pursuant to the Collateral Trust Agreement, dated as of July 13, 1988 (the "Old Collateral Trust Agreement"), among the Corporation and certain of the Subsidiaries (collectively, the "Grantors") and Wilmington Trust Company and William J. Wade (collectively, the "Collateral Trustee"). Under the Old Collateral Trust Agreement, the Grantors granted a first priority security interest in (i) all of the capital stock of the Corporation's principal domestic Subsidiaries, including U.S. Gypsum, USG Interiors, L&W Supply and USG Foreign Investments, Ltd.; and (ii) 65% of the capital stock of CGC and certain other of the Corporation's foreign Subsidiaries (collectively, the "Collateral"). The Collateral is held in trust for the equal and ratable benefit of the holders of
(i) the Bank Debt Obligations; and (ii) the senior debt securities, including the 1986 Indenture Securities. In connection with the Restructuring, the Old Collateral Trust Agreement was amended to provide that the Senior 1995 Notes, the Senior 1998 Notes and Senior 2002 Notes (together with the Bank Debt Obligations and the previously existing senior debt securities, the "Senior Secured Obligations") be equally and ratably secured with the other Senior Secured Obligations (the "Collateral Trust Agreement"). In connection with the Old Note Placement and the Exchange Offer, the Collateral Trust Agreement was being further amended to provide that the Senior 2001 Notes will be equally and ratably secured with the other Senior Secured Obligations.

     Under the Collateral Trust Agreement, an "Actionable Default" occurs upon the acceleration of any of the Senior Secured Obligations. A "Notice of Actionable Default" may be given (i) in the case of an acceleration of the Bank Debt Obligations, by the Administrative Agent under the Credit Agreement or the holders of a majority of the Bank Debt Obligations (the "Requisite Senior Lenders"); or (ii) in the case of an acceleration of any series of securities, by the trustee under the indenture governing such series or, if provided under the terms of such series, by the requisite holders of such series. A Notice of Actionable Default may be withdrawn by the party which gave it (i) at any time when the Collateral Trustee has not exercised any remedies with respect to the Collateral as a result thereof or (ii) after the Collateral Trustee has exercised remedies if the Requisite Senior Lenders consent to such withdrawal. In addition, a Notice of Actionable Default is deemed withdrawn when the party giving such Notice has acknowledged payment in full of the Senior Secured Obligations owing to it. Until such time as any Notice of Actionable Default is given (and after the time when any such Notice has been withdrawn), the pledgor thereof may vote any securities comprising the Collateral. At any time when a Notice of Actionable Default has been given and not withdrawn, the Collateral Trustee may, upon written notice to the Corporation, vote any securities comprising the Collateral.

     All of the Collateral will be released (i) upon the consent and direction of the Bank Group or (ii) at such time as the Bank Debt Obligations have been repaid in full. In addition, the Requisite Senior Lenders may instruct the Collateral Trustee to release specified portions of the Collateral (e.g., in the case of asset sales approved by the holders of the Bank Debt Obligations under the Credit Agreement) provided that no Actionable Default has occurred. The holders of the Corporation's Securities do not have any similar rights to authorize release of the Collateral. Under the terms of the Collateral Trust Agreement, the Collateral and proceeds so released revert to the Grantors and are not required to be distributed into the Collateral Account (defined below). For a description of the rights of the holders of the Bank Debt Obligations under the Credit Agreement, see "Description of Credit Agreement."

     Following receipt of a Notice of Actionable Default, the Requisite Senior Lenders have the right to direct the Collateral Trustee to exercise, or refrain from exercising, any rights or remedies with respect to the Collateral. The holders of the Securities do not have any similar right to direct the actions of the Collateral Trustee. See "Risk Factors -- Control of Collateral Trust Agreement by Bank Group." In the absence of relevant directions, the Collateral Trustee has the power to act on its own initiative. At any time when a Notice of Actionable Default has been given and not withdrawn, the Collateral Trustee may, and at the direction of the Requisite Senior Lenders shall, sell the Collateral for the benefit of the holders of the Senior Secured Obligations. Funds derived from any sale of Collateral and (at all times after a Notice of Actionable Default has been given and not withdrawn) dividends and distributions received on the Collateral are to be deposited to the collateral account established under the Collateral Trust Agreement (the "Collateral Account"). The Collateral Trustee shall distribute all moneys in the Collateral Account as follows:
(i) first, to the Collateral Trustee for unpaid fees; (ii) second, to the holders of the Senior Secured Obligations ratably (on the basis of unpaid amounts) to (a) pay the portion of the Senior Secured Obligations which is then due and payable and (b) provide cash collateral (on a dollar-for-dollar basis) for the portion of the Senior Secured Obligations which is not then due and payable; and (iii) third, to the Grantors.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the principal United States Federal income tax consequences to holders resulting from the exchange of the Old Notes for the New Notes pursuant to the Exchange Offer and the ownership and disposition of the New Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations (including proposed and temporary regulations) promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive or different interpretations. This summary addresses only the Old Notes and the New Notes that are held as capital assets. Moreover, it does not discuss all of the tax consequences that may be relevant to the particular circumstances of a holder or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities and tax-exempt organizations. Holders acquiring the New Notes should consult their tax advisors with regard to the application of the United States Federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "United States Holder" means a holder of a New Note that is, for United States Federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation or partnership created under the laws of the United States or of any political subdivision thereof or (c) an estate or trust the income of which is subject to United States Federal income taxation regardless of source. The term "Foreign Holder" means a holder of an Exchange Note that is not a United States Holder.

EXCHANGE OF NOTES

     The exchange of the Old Notes for the New Notes pursuant to the Exchange Offer should not be a taxable event to the holder and thus the holder should not recognize any taxable gain or loss as a result of the exchange. A holder's adjusted tax basis in the New Notes will be the same as his adjusted tax basis in the Old Notes exchanged therefor, and his holding period for the Old Notes will be included in his holding period for the New Notes. To the extent that a holder acquired the Old Notes at a "market discount" or with "amortizable bond premium," such discount or premium would generally carry over to the New Notes received in exchange for the Old Notes. Such holders should consult their tax advisors regarding the United States Federal income tax treatment of such market discount and amortizable bond premium.

UNITED STATES HOLDERS

     Interest paid on a New Note will generally be taxable to a United States Holder as ordinary interest income in accordance with such holder's method of accounting for United States Federal income tax purposes.

     Upon the sale, exchange or retirement of a New Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (except to the extent such amount is attributable to accrued interest, which is taxable as ordinary interest income) and such holder's adjusted tax basis in such New Note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period in the Exchange Note is more than one year at the time of disposition.

FOREIGN HOLDERS

     Payments of principal, retirement premium, if any, and interest received by a Foreign Holder who is not engaged in a trade or business within the United States will not be subject to United States Federal income or withholding tax provided that in the case of interest (a)(i) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Corporation entitled to vote, (ii) the Foreign Holder is not a controlled foreign corporation for United States tax purposes that is related to the Corporation through stock ownership, and (iii) such interest is not received by a bank on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (b) either
(i) the beneficial owner of the New Note, under penalties of perjury, provides the Corporation or its agent with its name and address and certifies that it is not a United States Holder or (ii) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to the Corporation or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes the payor a copy thereof. A Foreign Holder, however, may be subject to United States Federal income tax at the normal graduated rates on its net interest income if such interest is effectively connected with the conduct of a U.S. trade or business of such holder.

     A Foreign Holder will not be subject to United States Federal income or withholding tax on any gain realized on the sale or exchange of a New Note, unless (a) the gain is effectively connected, or treated as effectively connected, with a United States trade or business of the Holder or (b) in the case of a Foreign Holder who is an individual, such Foreign Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the sale or exchange and either (i) the Foreign Holder has a "tax home," as defined in section 911(d)(3) of the Code, in the United States or
(ii) the gain is attributable to an office or other fixed place of business maintained by the Foreign Holder in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING ON NEW NOTES

     Certain noncorporate United States Holders generally will be subject to information reporting and may be subject to backup withholding at a rate of 31% on payments of principal, premium, if any, and interest on, and the proceeds of disposition of, a New Note. Backup withholding will apply only if the United States Holder (a) fails to furnish its Taxpayer Identification Number ("TIN"), which for an individual would be the holder's Social Security number, (b) furnishes an incorrect TIN, (c) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

     Information reporting and backup withholding will not apply to payments of principal, premium, if any, and interest made by the Corporation or a paying agent to a Foreign Holder on a New Note if the certification described in clause
(b) of the first paragraph under "Foreign Holders" above is received, provided that the payor does not have actual knowledge that the holder is a United States person.

     Payments of the proceeds from the sale by a Foreign Holder of a New Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States Federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a New Note to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder's United States Federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.


                              PLAN OF DISTRIBUTION

     Based on a no-action letter issued by the staff of the Commission to a third party, the Corporation believes that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and, in connection with any resale of such New Notes, may be obligated to deliver a prospectus meeting the requirements of the Securities Act. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with resale of such New Notes. Accordingly, such broker-dealer may determine to use this Prospectus after the Expiration Date in connection with resales of New Notes that they receive in exchange for Old Notes acquired for their own account as a result of market-making activities or other trading activities, to the extent that a prospectus is required to be delivered for that reason. However, the Corporation has not agreed to make this Prospectus available to any such broker-dealer for use in connection with any such resale or to amend or supplement the Prospectus after the Expiration Date. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer, will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.


                                  LEGAL MATTERS

     The validity of the New Notes will be passed upon by Kirkland & Ellis, Chicago, Illinois.


                                     EXPERTS

     The consolidated financial statements and supplemental schedules of the Corporation and the Subsidiaries, incorporated in this prospectus by reference have been audited by Arthur Andersen & Co., independent public accountants, as stated in their report appearing therein and have been so incorporated in reliance upon such report given upon the authority of that firm as experts in giving said reports. Reference is made to said reports, which (1) for the Restructured Company, includes an explanatory paragraph with respect to the asbestos litigation as discussed in Notes to the Financial Statements -- "Litigation" note; and (2) for the Predecessor Company, includes an explanatory paragraph with respect to the asbestos litigation as discussed in Notes to the Financial Statements -- "Litigation" note and an explanatory paragraph with respect to the changes in the methods of accounting for post retirement benefits other than pensions and accounting for income taxes as discussed in Notes to Financial Statements -- "Cumulative Effect of Changes in Accounting Principles" note.

                                      PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("SECTION 145")
(a) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, (b) gives a director or officer who successfully defends an action the right to be so indemnified and

(c) authorizes the corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

      A bylaw provides that the Corporation (a) shall indemnify every person who is or was a director or officer of the Corporation or is or was serving at the Corporation's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and (b) shall, if the board of directors so directs, indemnify any person who is or was an employee or agent of the Corporation or is or was serving at the Corporation's request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent, in the manner, and subject to compliance with the applicable standards of conduct, provided by Section 145 as the same (or any substitute provision therefor) may be in effect from time to time.

      Any such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      The Corporation has procured insurance for the purpose of substantially covering its future potential liability for indemnification under Section 145 as discussed above and certain future potential liability of individual officers or directors incurred in their capacity as such which is not subject to indemnification.

      The Corporation has entered into Indemnification Agreements with each of its officers and directors. The Indemnification Agreements provide that the Corporation shall indemnify and keep indemnified the indemnitee to the fullest extent authorized by Section 145 as it may be in effect from time to time from and against any expenses (including expenses of investigation and preparation and reasonable fees and disbursements of legal counsel, accountants and other experts), judgments, fines and amounts paid in settlement by the indemnitee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not the cause of action, suit or proceeding incurred before or after the date of the Indemnification Agreement. The Indemnification Agreements further provide for advancement of amounts to cover expenses incurred by the indemnitee in defending any such action, suit or proceeding subject to an undertaking by the indemnitee to repay any expenses advanced which it is later determined he or she was not entitled to receive.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a complete list of Exhibits filed as a part of this Registration Statement:

        See Exhibit Index


ITEM 22.  UNDERTAKINGS

      The Registrant hereby undertakes:






                             PART II - 1

            (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

            (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed int he Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



                               PART II - 2

                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on February 28, 1994.



                                    USG CORPORATION


                                    By:        /S/ Richrd  H. Fleming
                                       ----------------------------------------
                                       Richard H. Fleming
                                       Vice President and Chief Financial
                                       Officer



      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on February 28, 1994, by the following persons in the capacities indicated:



                SIGNATURE                          TITLE
                ---------                          -----

                                          Chairman of the Board, Chief
                                          Executive Officer, and Director
                         *                (Principal Executive Officer)
- ----------------------------------------
Eugene B. Connolly


                         *                Vice Chairman and Director
- ----------------------------------------
Anthony J. Falvo, Jr.
                                          Vice President and Chief Financial
       /S/ Richard H. Fleming             Officer (Principal Financial
- ----------------------------------------  Officer)
Richard H. Fleming
                                          Vice President and Controller
       /S/ Raymond T. Belz                (Principal Accounting Officer)
- ----------------------------------------
Raymond T. Belz


                          *               Director
- ----------------------------------------
Robert L. Barnett

                          *               Director
- ----------------------------------------
Keith A. Brown

                          *               Director
- ----------------------------------------
W.H. Clark

                          *               Director
- ----------------------------------------
James C. Cotting

                          *               Director
- ----------------------------------------
Lawrence M. Crutcher




                              PART II - 3

                          *               Director
- ----------------------------------------
Wade Fetzer III


                          *               Director
- ----------------------------------------
David W. Fox

                          *               Director
- ----------------------------------------
Philip C. Jackson, Jr.

                          *               Director
- ----------------------------------------
Marvin E. Lesser

                           *              Director
- ----------------------------------------
John B. Schwemm

                           *              Director
- ----------------------------------------
Alan G. Turner

                           *              Director
- ----------------------------------------
Barry L. Zubrow



*By:           /S/ Richard H. Fleming
    ------------------------------------------------------
      Richard H. Fleming
      Attorney-in-fact



                               PART II - 4

                                  USG CORPORATION

                                   EXHIBIT INDEX



      The following documents are the exhibits to this Registration Statement on Form S-4. For convenient reference, each exhibit is listed according to the Exhibit Table of Regulation S-K. The page number, if any, listed opposite an exhibit indicates the page number in the sequential numbering system in the manually signed original of this Registration Statement on Form S-4 where such exhibit can be found.


  EXHIBIT
    NO.                                                                    PAGE
  -------                                                                  ----


4. Instruments defining the rights of security holders, including indentures:

     (a) Indenture dated as of October 1, 1986 between USG Corporation and Harris Trust and Savings Bank, Trustee (incorporated by reference to
          Exhibit 4(a) of USG Corporation's Registration Statement No. 33-9294 on Form S-3, dated October 7, 1986).

     (b) Resolutions dated December 16, 1986 of a Special Committee created by the Board of Directors of USG Corporation (incorporated by reference to Exhibit 4(b) of USG Corporation's 1993 Annual Report on Form 10-K, filed on February 24, 1994).

     (c) Resolutions dated March 5, 1987 of a Special Committee created by the Board of Directors of USG Corporation (incorporated by reference to Exhibit 4(c) of USG Corporation's 1993 Annual Report on Form 10-K, filed on February 24, 1994).

     (d) Resolutions dated March 6, 1987 of a Special Committee created by the Board of Directors of USG Corporation (incorporated by reference to Exhibit 4(d) of USG Corporation's 1993 Annual Report on Form 10-K, filed on February 24, 1994).

     (e) Resolutions dated April 26, 1993 of a Special Committee created by the Board of Directors of USG Corporation relating to USG Corporation's 8% Senior Notes due 1995 and 9% Senior Notes due 1998 (incorporated by reference to Exhibit 4.1 of USG Corporation's Form 8-K, dated May 7, 1993).

     (f) Consent Resolutions adopted by a Special Committee created by the Board of Directors of USG Corporation relating to USG Corporation's 9 1/4% Senior Notes due 2001 (incorporated by reference to
          Exhibit 4(f) of USG Corporation's Amendment No. 1 to Registration Statement No. 33-51845 on Form S-1, filed on February 16, 1994).

     (g) Consent Resolutions adopted by a Special Committee created by the Board of Directors of USG Corporation relating to USG Corporation's 9 1/4% Senior Notes due 2001, Series B.

     (h) Indenture dated as of April 26, 1993 among USG Corporation, certain guarantors and State Street Bank and Trust Company, as Trustees, relating to USG Corporation's 10 1/4% Senior Notes due 2002 (incorporated by reference to Exhibit 4.2 of USG Corporation's Form 8-K, dated May 7, 1993).

     (i) Indenture dated as of August 10, 1993 among USG Corporation, certain guarantors and State Street Bank and Trust Company, as Trustee, relating to USG Corporation's 10 1/4% Senior Notes due 2002,
          Series B (incorporated by reference to Exhibit 4(f) of USG Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993 dated August 12, 1993.

     (j) Warrant Agreement dated May 6, 1993 between USG Corporation and Harris Trust and Savings Bank, as Warrant Agent, relating to USG Corporation's Warrants (incorporated by reference to Exhibit 4.3 of USG Corporation's Form 8-K, dated May 7, 1993).

     (k) Form of Warrant Certificate (incorporated by reference to Exhibit 4(g) of Amendment No. 4 to USG Corporation's Registration Statement No. 33-40136 on Form S-4, dated November 12, 1992).

     (l) Rights Agreement dated May 6, 1993 between USG Corporation and Harris Trust and Savings Bank, as Rights Agent (incorporated by reference to Exhibit 10.1 of USG Corporation's Form 8-K, dated May 7, 1993).

     (m) Form of Common Stock certificate (incorporated by reference to Exhibit 4.4 to USG Corporation's Form 8-K, dated May 7, 1993).

          The Corporation and certain of its consolidated subsidiaries are parties to long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Corporation and its subsidiaries on a consolidated basis. Pursuant to paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, the Corporation agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

5. Opinions of counsel as to the legality of the securities being registered.

12.  Statement re computation of ratio of earnings to fixed charges.

23.  Consents of experts and counsel.

     (a)  Consent of Arthur Andersen & Co.

     (b)  Consents of counsel (included in Exhibit 5).

24.  Power of attorney.

25.  Statement of eligibility of trustee.

27.  Additional exhibits.
     (a)    Form of Letter of Transmittal
     (b)    Form of Notice of Guaranteed Delivery